Form 10-K, Exhibit 13
period 1995-01-31
GRAPHIC INDUSTRIES INC
filed 1995-05-01
CIK 727162

GRAPHIC INDUSTRIES, INC.                                             EXHIBIT 13
1995 Annual Report
- ---------------------------------------------------


                            [ARTWORK APPEARS HERE]




                [LOGO OF GRAPHIC INDUSTRIES, INC. APPEARS HERE]

FINANCIAL SUMMARY

                                                     Year Ended January 31
                                              ----------------------------------
In millions except per share data                1995         1994          1993
- --------------------------------------------------------------------------------
Net sales                                      $348.1       $335.5        $316.9
Net income                                        8.4          6.5           3.7
Net income per common share                       .80          .65           .38
Shareholders' equity                           $ 74.9       $ 66.4        $ 58.3
                                              -------      -------       -------

NET SALES
(In Millions)

[BAR GRAPH APPEARS HERE]


NET INCOME
(In Millions)

[BAR GRAPH APPEARS HERE]


SHAREHOLDERS' EQUITY
(In Millions)

[BAR GRAPH APPEARS HERE]

                                CONTENTS


                             1  Corporate Profile
                          ------------------------------------------------------

                             2  Letter to Shareholders
                          ------------------------------------------------------

                             4  10-Year Comparative Summary of Operations
                          ------------------------------------------------------

                             6  10-Year Comparative Consolidated Balance Sheets
                          ------------------------------------------------------
Leading in Technology        8
- --------------------------------
                             [ARTWORK     The image on page eight
                              APPEARS     was created with a high
                               HERE]      resolution line screen
                                          and is printed using a
                                          waterless process

Leading by Networking       10
- --------------------------------
                             [ARTWORK     The image on page eleven was created
                              APPEARS     utilizing sophisticated digital image
                               HERE]      manipulation software and is printed
                                          using a waterless process

Commitment to Quality       12
- --------------------------------
                             [ARTWORK     The image on page twelve was created
                              APPEARS     with geometric line screens and is
                               HERE]      printed using a waterless process

                            14  The Final Product
                          ------------------------------------------------------

                            16  The Graphic Network
                          ------------------------------------------------------

                            17  Financial Table of Contents
                          ------------------------------------------------------



       Graphic Industries, Inc. is a diversified, full-service graphics communications company, providing corporate, commercial and financial printing, direct response, reprographic and educational printing services.
   Subsidiaries include 16 commercial printing companies and a reprographics division with 13 locations serving major markets throughout the United States.
     Products and services of Graphic are marketed through a direct sales force, and the Company ranked 17th in sales among commercial printing companies in fiscal year 1994.

"Graphic Industries, Inc. increased earnings substantially for the third consecutive year in fiscal 1995 as revenues advanced to a record level."


                             [PHOTO APPEARS HERE]



                                   Left    Mark C. Pope III
                                           Chairman and Chief Executive Officer
                                  ---------------------------------------------
                                  Right    Mark C. Pope IV
                                           President and Chief Operating Officer



                            "Net income gained 29% to $8.4 million compared with
                             $6.5 million for the preceding year."

LETTER TO SHAREHOLDERS

Graphic Industries, Inc. increased earnings substantially for the third consecutive year in fiscal 1995 as revenues advanced to a record level. The Company strengthened its position for future growth through operations-wide improvements in efficiency, productivity, and networking.

     Revenues reached $348.1 million compared to $335.5 million the previous year, a gain of 3.8%. Excluding the operations which were closed in fiscal year 1994, as previously announced, and Southern Signatures, Inc., which was acquired in fiscal 1995, revenues increased by a healthy 7.4%. Net income gained 29% to $8.4 million compared with $6.5 million for the preceding year. Earnings per share rose to $.80 against $.65 for fiscal 1994.

     Strong improvements in profit margins were achieved as the result of efficiencies in operations and our inter-company and external networking advantages, including the ability to attain increased utilization of our equipment and technology. Also contributing to our performance were significant economies of scale, volume purchasing programs, and the strong economy.

     Major investments were made in strategic equipment during the year, including full-size web presses installed at our companies in Houston, Boston and Atlanta. We anticipate a positive impact on the Company's performance for fiscal 1996 as a result of the expanded production capacity and the opening of new market opportunities for these companies. Graphic invested approximately $22 million in property, plant and equipment last year. Over the past five years, our capital expenditures have exceeded $74 million, demonstrating our long-standing commitment to stay on the leading edge of technology.

     Technology drives our industry, creating a threat to business as usual, but opening profitable new opportunities for those companies with the vision, skilled people and technological leadership required for success. This is seldom, if ever, an overnight accomplishment; rather, it is an ongoing process that demands the commitment of capital and people over the longer term before the rewards can be realized. This approach fits with our commitment not to sacrifice long-term growth for the sake of short-term gains.

     Exemplifying the type of technology required in today's marketplace is our subsidiary, Integrated Graphic Services (IGS), formed last year to provide electronic page assembly through high-speed, digital data transmission via telecommunications.

     Graphic entered into another major strategic partnership in the past year. Under this agreement, we are supplying all the printing needs of the Atlanta-based American Cancer Society. This provides a model for future partnerships with other organizations and corporations.

     In the past year, the Company continued an active program of external growth. We acquired Southern Signatures, Inc., a privately held commercial printing company in Atlanta, a leader in its market niche of short-run length, sheet-fed printing. The acquisition was for stock and was anti-dilutive to Graphic shareholders, a pattern we expect to repeat in future acquisitions.

     We anticipate continuing strong growth. With the commitment and skills of our Associates throughout the Graphic network of companies, we believe this will be another good year.

     Thank you for your interest and support of Graphic Industries.


Sincerely,


/s/ Mark C. Pope III

Mark C. Pope III
Chairman and Chief Executive Officer



/s/ Mark C. Pope IV

Mark C. Pope IV
President and Chief Operating Officer
April 18, 1995

10-YEAR COMPARATIVE SUMMARY OF OPERATIONS

                                                                            Fiscal Years Ended January 31
                                                         --------------------------------------------------------------------
                                                                1995               1994               1993          1992/(1)/
- -----------------------------------------------------------------------------------------------------------------------------
Net sales                                                348,130,390        335,467,743        316,880,544        310,736,371
Cost of sales                                            263,485,570        257,549,959        243,109,921        237,401,855
                                                         -----------        -----------        -----------        -----------
Gross profit                                              84,644,820         77,917,784         73,770,623         73,334,516
Selling, general and administrative expenses              63,040,317         61,260,267         59,961,199         62,765,635
                                                         -----------        -----------        -----------        -----------
Operating profit                                          21,604,503         16,657,517         13,809,424         10,568,881
Other income                                               1,716,054          2,469,351          2,454,356          1,996,729
                                                         -----------        -----------        -----------        -----------
                                                          23,320,557         19,126,868         16,263,780         12,565,610
Interest expense                                           9,539,823          8,426,398          9,103,891         11,588,838
                                                         -----------        -----------        -----------        -----------
Income before taxes, extraordinary item
    and cumulative effect of change in
    accounting principle                                  13,780,734         10,700,470          7,159,889            976,772
Income taxes                                               5,375,000          4,200,000          3,441,000            911,000
                                                         -----------        -----------        -----------        -----------
Income before extraordinary item and
    cumulative effect of change in
    accounting principle                                   8,405,734          6,500,470          3,718,889             65,772
Extraordinary item/(7)/                                            -                  -                  -                  -
Cumulative effect of change in
    accounting principle/(8)/                                      -                  -                  -                  -
                                                         -----------        -----------        -----------        -----------
Net income                                                 8,405,734          6,500,470          3,718,889             65,772
                                                         ===========        ===========        ===========        ===========
Primary earnings per share/(9)/:
Income before extraordinary item and
    cumulative effect of change in
    accounting principle                                         .80                .65                .38                .01
Extraordinary item/(7)/                                            -                  -                  -                  -
Cumulative effect of change in
    accounting principle/(8)/                                      -                  -                  -                  -
                                                         ===========        ===========        ===========        ===========
Net income                                                       .80                .65                .38                .01
                                                         ===========        ===========        ===========        ===========
Average outstanding shares/(9)/                           10,556,833         10,031,893          9,752,295          9,728,685
                                                         ===========        ===========        ===========        ===========
Dividends paid per common share/(9)/                             .07                .07                .07                .07
Dividends paid per Class B common share                          .05                  -                  -                  -
                                                         ===========        ===========        ===========        ===========
Current ratio                                                 1.62/1             1.73/1             1.59/1             1.53/1
Return on shareholders' equity                                 12.7%              11.2%               7.0%               0.1%
Working capital                                           45,791,339         48,637,738         40,392,323         34,833,190
Depreciation and amortization                             14,113,780         12,850,096         12,318,921         12,624,505
Additions to property, plant and equipment                21,927,430         21,126,441          6,631,110         13,243,479
Number of employees                                            2,961              2,833              2,671              2,715
                                                         -----------        -----------        -----------        -----------

NOTES TO 10-YEAR COMPARATIVE SUMMARY OF OPERATIONS

 1.  Fiscal 1992 Results include the operations of Ryco, Inc. and Band &
     White, Inc., which were merged into other subsidiaries during the year resulting in a pretax loss of approximately $1,100,000. Operations for fiscal 1992 also reflect the settlement of litigation involving one of the Company's subsidiaries which resulted in a pretax loss of approximately $1,250,000.

 2.  Fiscal 1990 Results include the operations of Monroe Litho, Inc. from
     July 31, 1989, the date of purchase. Pro forma results of operations as if Monroe Litho, Inc. had been acquired February 1, 1988 would be net sales of $306,417,000 in 1989 and $321,183,000 in 1990; net income of $8,373,000 in
     1989 and $4,382,000 in 1990; and net income per common share of $.87 in 1989 and $.45 in 1990.

 3. Fiscal 1989 Results include the operations of Hoechstetter Printing Company, Inc. from May 31, 1988, Mercury Printing Company, Inc. from August 28, 1988, and Baum Printing, Inc. from August 31, 1988, and State Printing Company and Band and White, Inc. from October 30, 1987, the respective dates of purchase. Pro forma results of operations as if Hoechstetter, Mercury, Baum, State, and Band & White had been acquired February 1, 1987 would be net sales of $283,911,000 in 1989 and $258,082,000 in 1988; net income of $8,704,000 in 1989 and $6,795,000 in 1988; and net income per common share of $.90 in 1989 and $.71 in 1988.

 4. Fiscal 1988 Results include the operations of State Printing Company and Band & White, Inc. from October 30, 1987, and Graphic Direct, Inc.- Michigan (GDM) from September 1, 1986 and Graphic Direct, Inc.-Illinois
     (GDI) from December 1, 1986, the respective dates of purchase. Pro forma results of operations as if State, Band & White, GDM and GDI had been acquired February 1, 1986 would be net sales of $199,485,000 in 1987 and $233,922,000 in 1988; net income of $5,938,000 in 1987 and $8,076,000 in
     1988; and net income per common share of $.62 in 1987 and $.84 in 1988.

 5.  Fiscal 1987 Results include the operations of Heritage Press, Inc.
     from May 1, 1985 and IPD Printing and Distributing, Inc., and Wetmore & Company from August 30, 1985 and Graphic Direct, Inc.-Michigan (GDM) from September 1, 1986 and Graphic Direct, Inc.-Illinois (GDI) from December 1, 1986, the respective dates of purchase. Pro forma results of operations as if Heritage, IPD, Wetmore, GDM and GDI had been acquired February 1, 1985 would be net sales of $183,588,000 in 1986 and $186,368,000 in 1987; net income of $5,847,000 in 1986 and $6,173,000 in 1987; and net income per common share of $.63 in 1986 and $.65 in 1987.

                                       Graphic Industries, Inc. and Subsidiaries

                                         Fiscal Years Ended January 31
- ---------------------------------------------------------------------------------------------------------
          1991         1990/(2)/          1989/(3)/         1988/(4)/         1987/(5)/         1986/(6)/
- ---------------------------------------------------------------------------------------------------------
   329,123,260       310,330,144        270,212,226       223,489,599       167,920,042       130,442,164
   249,647,590       233,879,289        203,141,130       166,191,112       123,980,977        96,463,904
   -----------       -----------        -----------       -----------       -----------       -----------
    79,475,670        76,450,855         67,071,096        57,298,487        43,939,065        33,978,260
    60,920,519        56,760,896         46,324,381        39,192,100        30,621,260        22,770,253
   -----------       -----------        -----------       -----------       -----------       -----------
    18,555,151        19,689,959         20,746,715        18,106,387        13,317,805        11,208,007
     2,804,784         2,330,173          3,218,108         2,287,354         3,404,419         1,090,099
   -----------       -----------        -----------       -----------       -----------       -----------
    21,359,935        22,020,132         23,964,823        20,393,741        16,722,224        12,298,106
    14,707,121        13,804,258         10,007,355         6,991,041         5,248,816         3,823,062
   -----------       -----------        -----------       -----------       -----------       -----------

     6,652,814         8,215,874         13,957,468        13,402,700        11,473,408         8,475,044
     3,119,000         3,300,000          4,953,000         5,500,000         5,319,000         3,620,000
   -----------       -----------        -----------       -----------       -----------       -----------

     3,533,814         4,915,874          9,004,468         7,902,700         6,154,408         4,855,044
       969,867                 -                  -                 -                 -                 -

     (983,000)                 -                  -                 -                 -                 -
   -----------       -----------        -----------       -----------       -----------       -----------
     3,520,681         4,915,874          9,004,468         7,902,700         6,154,408         4,855,044
   ===========       ===========        ===========       ===========       ===========       ===========

           .36               .51                .93               .83               .64               .52
           .10                 -                  -                 -                 -                 -

          (.10)                -                  -                 -                 -                 -
   ===========       ===========        ===========       ===========       ===========       ===========
           .36               .51                .93               .83               .64               .52
   ===========       ===========        ===========       ===========       ===========       ===========
     9,725,672         9,714,433          9,664,555         9,557,789         9,550,095         9,375,244
   ===========       ===========        ===========       ===========       ===========       ===========
           .07               .07               .065        .082/(10)/               -0-               -0-
             -                 -                  -                 -                 -                 -
   ===========       ===========        ===========       ===========       ===========       ===========
        1.85/1            1.77/1             1.93/1            1.99/1            2.06/1            1.83/1
          7.0%             10.7%              24.4%             27.2%             26.2%             27.0%
    51,865,330        53,030,486         52,684,947        46,803,319        40,084,001        22,697,982
    12,954,704        10,833,994          8,765,081         6,311,969         4,530,170         3,494,649
    11,363,684        29,222,054         26,605,953        12,014,415        13,222,097         4,976,589
         2,900             3,070              2,978             2,525             2,100             1,830
   -----------       -----------        -----------       -----------       -----------       -----------

  6.  Fiscal 1986 Results include the operations of Craftsman Printing
      Company from August 20, 1984, Heritage Press, Inc. from May 1, 1985, and IPD Printing and Distributing, Inc., and Wetmore & Company from August 30, 1985, the respective dates of purchase. Pro forma results of operations as if Heritage, IPD, Wetmore and Craftsman had been acquired February 1, 1984 would be net sales of $148,382,000 in 1985 and $156,771,000 in 1986; net income of $3,483,000 in 1985 and $5,401,000 in 1986; and net income per common share of $.37 in 1985 and $.57 in 1986.

  7. Extraordinary gain from early extinguishment of debt in 1991 of $1,569,867, net of applicable income taxes of $600,000, which resulted from the Company's repurchase of $4,213,000 of the 7% convertible subordinated debentures in January 1991.

  8.  The Company adopted Statement of Financial Accounting Standards No.
      109, "Accounting for Income Taxes," ("SFAS 109") effective as of February 1, 1990. The adoption of SFAS 109 resulted in a cumulative effect charge of $983,000, or $.10 per common share, at February 1, 1990. Excluding the cumulative effect charge, the application of SFAS 109 decreased net income by $529,000 or $.06 per common share in 1991.

  9. Adjusted for two 3-for-2 stock splits and a 12.4 for 1 stock split of the common effected in the form of stock dividends on October 28, 1987, and August 26, 1985, respectively.

 10.  Includes a one-time special dividend of .052 per share.

10-YEAR COMPARATIVE CONSOLIDATED BALANCE SHEETS

                                                                                       January 31
                                                         -----------------------------------------------------------------
                                                                1995              1994              1993              1992
- --------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash & marketable securities                          28,287,722        32,332,007        26,258,163        18,828,088
    Receivables                                           59,917,946        58,552,570        58,261,811        54,141,893
    Inventories                                           26,984,609        20,890,321        21,937,869        24,963,521
    Prepaid and other items                                3,990,781         3,629,109         2,735,905         2,763,790
                                                         -----------       -----------       -----------       -----------
          Total current assets                           119,181,058       115,404,007       109,193,748       100,697,292
                                                         -----------       -----------       -----------       -----------
Other assets                                              21,461,440        14,709,016        15,603,802        14,944,100
                                                         -----------       -----------       -----------       -----------
Property, plant & equipment                              187,166,830       174,357,094       152,910,173       156,798,315
    Accumulated depreciation                              74,643,058        67,064,692        57,318,867        53,800,770
                                                         -----------       -----------       -----------       -----------
          Net fixed assets                               112,523,772       107,292,402        95,591,306       102,997,545
                                                         -----------       -----------       -----------       -----------
Total assets                                             253,166,270       237,405,425       220,388,856       218,638,937
                                                         ===========       ===========       ===========       ===========
Liabilities and Shareholders' Equity
Current liabilities
    Notes payable                                         21,909,936        21,666,820        24,821,257        26,454,093
    Accounts payable                                      25,308,635        18,752,280        19,486,747        20,233,160
    Other current liabilities                             15,083,800        16,803,392        13,604,703        11,187,860
    Current portion-
      Long-term debt                                      11,087,348         9,543,777        10,888,718         7,988,989
                                                         -----------       -----------       -----------       -----------
          Total current liabilities                       73,389,719        66,766,269        68,801,425        65,864,102
Long-term debt                                            68,781,374        67,560,368        57,519,213        63,827,197
Deferred income taxes                                     15,306,327        15,860,278        15,004,631        14,762,690
7% convertible subordinated debentures                    20,787,000        20,787,000        20,787,000        20,787,000
                                                         -----------       -----------       -----------       -----------
Shareholders' equity
    Common stock                                           1,075,357         1,039,136         1,003,404           975,753
    Additional paid-in capital                             9,322,787         6,698,015         4,701,940         3,203,903
    Retained earnings                                     65,298,086        58,854,707        52,742,718        49,389,767
                                                         -----------       -----------       -----------       -----------
                                                          75,696,230        66,591,858        58,448,062        53,569,423
    Less treasury stock                                      794,380           160,348           171,475           171,475
                                                         -----------       -----------       -----------       -----------
          Total shareholders' equity                      74,901,850        66,431,510        58,276,587        53,397,948
                                                         -----------       -----------       -----------       -----------
Total liabilities and shareholders' equity               253,166,270       237,405,425       220,388,856       218,638,937
                                                         ===========       ===========       ===========       ===========

                                       Graphic Industries, Inc. and Subsidiaries

                                                        January 31
         -----------------------------------------------------------------------------------------------------------
                1991                1990                1989               1988               1987              1986
         -----------------------------------------------------------------------------------------------------------
          28,630,911          29,430,295          26,095,890         28,219,071         23,071,232         8,456,372
          57,238,049          62,873,210          55,168,772         44,313,386         35,227,091        28,550,483
          24,629,718          28,851,626          27,107,393         19,849,649         17,910,004        11,918,161
           2,579,239             970,965           1,132,765          1,724,291          1,663,035           959,046
         -----------         -----------         -----------        -----------        -----------        ----------
         113,077,917         122,126,096         109,504,820         94,106,397         77,871,362        49,884,062
         -----------         -----------         -----------        -----------        -----------        ----------
          18,012,742          15,629,988          12,575,332          6,274,178          5,717,574         4,338,446
         -----------         -----------         -----------        -----------        -----------        ----------
         155,249,816         148,671,463         117,059,439         82,455,549         65,839,392        45,925,148
          46,082,607          37,568,400          28,178,800         20,670,390         14,769,900        10,744,666
         -----------         -----------         -----------        -----------        -----------        ----------
         109,167,209         111,103,063          88,880,639         61,785,159         51,069,492        35,180,482
         -----------         -----------         -----------        -----------        -----------        ----------
         240,257,868         248,859,147         210,960,791        162,165,734        134,658,428        89,402,990
         ===========         ===========         ===========        ===========        ===========        ==========

          19,971,531          26,761,456          20,954,730         15,634,449         10,682,599         6,021,515
          16,703,262          18,018,520          15,854,949         12,794,500         10,628,568         9,263,317
          12,598,782          13,440,209          10,459,959         12,148,705         10,484,406         6,318,234

          11,939,012          10,875,425           9,550,235          6,725,424          5,991,788         5,583,014
         -----------         -----------         -----------        -----------        -----------        ----------
          61,212,587          69,095,610          56,819,873         47,303,078         37,787,361        27,186,080
          88,842,266          91,758,179          72,252,580         44,461,010         35,009,857        33,295,830
          15,808,654          12,594,920          10,804,321          8,459,514          7,820,033         5,430,993
          20,787,000          25,000,000          25,000,000         25,000,000         25,000,000                 -
         -----------         -----------         -----------        -----------        -----------        ----------

             974,427             974,427             973,684            965,833            638,782           638,597
           3,132,275           3,132,275           3,086,819          2,624,077          2,540,950         3,353,096
          49,705,035          46,574,169          42,023,514         33,352,222         25,861,445        19,707,037
         -----------         -----------         -----------        -----------        -----------        ----------
          53,811,737          50,680,871          46,084,017         36,942,132         29,041,177        23,698,730
             204,376             270,433                   -                  -                  -           208,643
         -----------         -----------         -----------        -----------        -----------        ----------
          53,607,361          50,410,438          46,084,017         36,942,132         29,041,177        23,490,087
         -----------         -----------         -----------        -----------        -----------        ----------
         240,257,868         248,859,147         210,960,791        162,165,734        134,658,428        89,402,990
         ===========         ===========         ===========        ===========        ===========        ==========

HIGH RESOLUTION LINE SCREEN

Waterless printing permits the use of extremely high resolution line screens which allow for greater color saturation, detail and definition than is possible with conventional, lower resolution screens.


                             [PHOTO APPEARS HERE]



- --------------------------------------------------------------------------------
[PHOTO APPEARS HERE]   The definition gained by using a high resolution 300-
                       line screen becomes clearer upon closer inspection. This sample, taken from the image above, highlights the increased color saturation and detail.

LEADING IN TECHNNOLOGY

- --------------------------------------------------------------------------------

Digital technology is reshaping the commercial printing industry -- from electronic page assembly to digitally controlled high-speed, multicolor presses. In the forefront of these changes, Graphic has from its inception been committed to investing in new technologies to provide customers with the most efficient and cost-effective production methods available, investing an average of more than $14 million annually over the last five years.

     Rising demand for color printing has combined with the computerization of the printing processes to create an ever higher capability of printing production. The latest technology has raised the performance of web and sheet-fed presses to new levels, offering greater flexibility and efficiency of operation. Graphic's large complement of web presses, now totaling 23, includes new full-size equipment, rivaling the best in the industry. The Company's sheet-fed presses, numbering in excess of 80, continue to be a mainstay of production and establish Graphic as a leader in this market niche.

Electronic Prepress

Electronic prepress equipment has sharply accelerated the preparation process, enabling customers to maintain extensive control over their projects, from page design and components to last-minute alterations. Nine out of 10 printing projects received by Graphic from customers are delivered on electronic media such as floppy disks or via computer modem.

     Graphic's new subsidiary, Integrated Graphic Services (IGS), uses state-of-the-art technology to provide page assembly and design via an integrated services digital network (ISDN) telecommunications line. IGS supplies page assembly services with an in-house computer network for its clients. Data is transmitted between Atlanta and other major cities at high speed, allowing the instantaneous

- --------------------------------------------------------------------------------
ELECTRONIC PREPRESS EQUIPMENT HAS SHARPLY ACCELERATED THE PREPARATION PROCESS, ENABLING CUSTOMERS TO MAINTAIN EXTENSIVE CONTROL OVER THEIR PROJECTS, FROM PAGE DESIGN AND COMPONENTS TO LAST-MINUTE ALTERATIONS.
- --------------------------------------------------------------------------------

exchange of files during production and unprecedented flexibility in scheduling. Similar technology enables Graphic companies in distant cities, such as Boston and Houston, to service customers in California.

Emerging Technologies

Electronic printing technologies include "on-demand printing," using filmless, digital imaging processes for much faster production than is possible on conventional printing equipment. On-demand printing is a rapidly growing, emerging market, and Graphic is continuing to move into this area as another product in its commercial printing lines.

     Graphic constantly reviews and evaluates all the newest technologies, including stochastic screening, a software-based technique of imaging for printing films and plates that provides higher quality production. Computer-to-plate technology is also emerging under the impetus of digital page assembly and other digital processes. These developments will continue to improve cost-efficiency in production, a driving force in Graphic's commitment to superior customer service.

LEADING BY NETWORKING

- --------------------------------------------------------------------------------

Graphic specializes in localized personal service, but has the capacity to provide services to national accounts through its network of 16 commercial printing companies in key locations and a reprographic division with 13 locations serving clients throughout the United States. Graphic is the largest network of printers in its niche of medium-run, high-quality, full-color process, sheet-fed and web printing in the nation.

     Graphic's network of companies provides the rapid response and print capacity needed for success in today's highly competitive national marketplace and is a key to the Company's growth strategy. For example, large time-sensitive projects may be spread among several companies. A leader in annual report printing, the Graphic network produces more than 200 annual reports for corporations, colleges, foundations and governmental agencies.

Unique Capability

Graphic's network capability, unmatched by any local printer, enables each company to market a full range of products, utilizing the specialized equipment and skills of various sister companies.

     Cross-selling of products and services has significantly expanded sales opportunities within the Graphic network. In Graphic's commercial printing niche, no salesperson in the nation can offer the total services and geographical coverage of a Graphic representative. To achieve increasing benefits from this important feature of the network, the Company has launched a national program for its sales people. The result is broader coverage of the marketplace and expanded services to customers.

- --------------------------------------------------------------------------------
GRAPHIC IS THE LARGEST NETWORK OF PRINTERS IN ITS NICHE OF MEDIUM-RUN, HIGH-QUALITY, FULL-COLOR PROCESS, SHEET-FED AND WEB PRINTING IN THE NATION.
- --------------------------------------------------------------------------------

Network Advances

A major advantage of the network is its purchasing power, assuring volume discounts for virtually every raw material, from paper to film, and even in acquiring equipment. Shared knowledge and expertise are other benefits of the network. Through an exchange program for all the companies, technical expertise is shared in prepress and manufacturing, while company controllers learn from each other in improving financial management.

     Networking provides for dissemination of critical information among the Graphic companies in the selection and use of new equipment and technology. With major departments exchanging test and evaluation data, costly errors are avoided and full productivity of equipment is achieved more quickly and efficiently. As a result, Graphic gains strategic advantages in quality, productivity and customer service.

                                 -----------------------------------------------
                                 DIGITAL IMAGE MANIPULATION

                                 Graphic Industries' capabilities in digital image processing allow for sophisticated manipulation of color. This technology is used to achieve desired color balances, and to create unique imagery otherwise unattainable with conventional methods.




                            [ARTWORK APPEARS HERE]




       -----------------------------------------
 This detail of the above image shows two pieces
 of the photograph which have been overlapped to      [ARTWORK APPEARS HERE]
       create the illusion of being transparent.

- ---------------------------------------------------------------------
                                                GEOMETRIC LINE SCREEN

      Geometric line screens, which create the appearance of a higher resolution, are one of several new screening methods available today.
   Graphic Industries offers experience in these alternative methods.



                            [ARTWORK APPEARS HERE]




                         ------------------------------------------------------
[ARTWORK APPEARS HERE]   This section of the above image has been enlarged 500%
                         to illustrate the unique qualities of the geometric line screen.

COMMITMENT TO QUALITY

- --------------------------------------------------------------------------------

Two of the key principles of the Graphic business philosophy are: "A commitment to our associates and a commitment to excellence." This drive for superior products and services led to the introduction of Total Quality Management more than four years ago.

     Graphic associates have had training in effective problem solving, and TQM teams composed of seven or eight associates meet weekly to develop ways of improving processes and procedures. A substantial benefit is the improvement in communications through the open exchange of ideas. Responsibility and accountability have been pushed far down with a resulting response of stronger commitment to excellence by Graphic associates.

Measuring Quality

Quality measurements now in place are integral to TQM with a full-time director of quality improvement overseeing the efforts of each Graphic location. In addition to monthly reports on the progress of each TQM team, the director monitors overall performance and individual TQM meetings through frequent site visits. The Graphic Manufacturing Audit Committee monitors quality standards at each facility.

     Key Quality Indicators, used in assessing manufacturing processes, include on-time prepress proofs, on-time customer press approvals, plate remakes, cost of reprints as a percentage of sales, and on-time deliveries. In addition, each facility monitors other key indicators of performance on a daily, weekly and monthly basis. These measurements include: productivity of equipment, efficiency of systems and procedures and operating standards for vendors.

- --------------------------------------------------------------------------------
IN STRIVING FOR THE OBJECTIVE OF REMAINING A LEADING COMPANY IN ITS MARKET
NICHE, GRAPHIC IS MOVING ITS NETWORK TOWARD AN EVEN CLOSER INTERNAL WORKING RELATIONSHIP, FOLLOWING CUSTOMIZED TOTAL QUALITY MANAGEMENT CONCEPTS AND INCREASING THE TRANSFER OF OPTIMUM SYSTEMS AND PROCEDURES IN THE MANUFACTURING PROCESS.
- --------------------------------------------------------------------------------

Meeting Customer Expectations

Graphic's total quality concept has encouraged associates in every department of each company to be more customer-oriented and to go to great lengths to satisfy our customers. Meeting with our customers on a consistent basis forms a vital part of the drive for continuous quality and service improvements.

     The Graphic strategy centers on becoming even more flexible and responding more quickly to market changes and other developments in this technology-driven and market-driven industry. In striving for the objective of remaining a leading company in its market niche, Graphic is moving its network toward an even closer internal working relationship, following customized total quality management concepts and increasing the transfer of optimum systems and procedures in the manufacturing process.

     With this dedication by its associates to technological leadership and quality, Graphic has positioned itself to improve its market share and to continue its profitable growth.

                            [ARTWORK APPEARS HERE]

                            [ARTWORK APPEARS HERE]

                                                             THE GRAPHIC NETWORK


                              [MAP APPEARS HERE]


Graphic Industries is headquartered in Atlanta, Georgia. Graphic's subsidiaries include 16 commercial printing companies and a reprographics division with 13 locations serving major markets and customers throughout the United States and Mexico.

For Member Company addresses, please refer to page 32 in this annual report.

CONNECTICUT
Hartford

FLORIDA
Miami
Jacksonville

GEORGIA
Atlanta
Augusta
Chamblee
Macon
Marietta

ILLINOIS
Chicago

MASSACHUSETTS
Boston
Mexico
Monterrey

NEW YORK
Rochester

NORTH CAROLINA
Asheville
Charlotte

PENNSYLVANIA
Philadelphia
Pittsburgh

SOUTH CAROLINA
Columbia
Greenville
Myrtle Beach
Spartanburg

TENNESSEE
Memphis

TEXAS
Dallas
Houston

          FINANCIAL CONTENTS


    18    Management's Discussion and Analysis
   -----------------------------------------------------------------------------

    20    Consolidated Balance Sheets
   -----------------------------------------------------------------------------

    21    Consolidated Statements of Income
   -----------------------------------------------------------------------------

    22    Consolidated Statements of Shareholders' Equity
   -----------------------------------------------------------------------------

    23    Consolidated Statements of Cash Flows
   -----------------------------------------------------------------------------

    24    Notes to Consolidated Financial Statements
   -----------------------------------------------------------------------------

    29    Report of Independent Auditors
   -----------------------------------------------------------------------------

    30    Quarterly Results of Operations
   -----------------------------------------------------------------------------

    31    Board of Directors and Officer Listing
   -----------------------------------------------------------------------------

    32    Member Companies
   -----------------------------------------------------------------------------

   IBC    Corporate Data
   -----------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BASIS OF PRESENTATION: In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS 115"). In applying SFAS 115, the Company recorded a cumulative decrease in retained earnings in fiscal year 1995 of approximately $1,313,000, net of income taxes of approximately $909,000, and a corresponding decrease in the carrying value of its marketable securities. This decline in the fair value of the Company's marketable securities was due entirely to the effect of increases in market interest rates during fiscal year 1995 and does not necessarily reflect the ultimate realization on these investments.

The following table sets forth items from the Consolidated Statements of Income as a percentage of net sales for the indicated years.

                                                       Year Ended January 31
                                                --------------------------------
                                                 1995         1994         1993
- --------------------------------------------------------------------------------
Net sales                                       100.0%       100.0%       100.0%
Cost of sales                                    75.7         76.8         76.7
Selling, general and
   administrative expenses                       18.1         18.3         18.9
Interest and other
   income-net                                     0.5          0.7          0.8
Interest expense                                  2.7          2.5          2.9
                                                ------       ------       ------
Income before income taxes                        4.0          3.2          2.3
Provision for income taxes                        1.6          1.3          1.1
                                                ------       ------       ------
Net income                                        2.4%         1.9%         1.2%
                                                ======       ======       ======

GENERAL: The Company has experienced significant growth over the last 10 fiscal years. Net sales increased in nine of the fiscal years during this time period. Over the 1986-1995 fiscal periods, the Company experienced a compounded annual growth rate of 11.5% in sales. This performance has been accomplished both through the acquisition of established businesses in the printing and graphic arts industry and through internal growth and development.

During the past five fiscal years, the Company invested approximately $74.3 million in additional property, plant and equipment, including new multi-color presses, automated scanning equipment, electronic prepress equipment and other computerized equipment.

During fiscal 1994, the Company merged Edwards & Broughton Company ("E&B") of Raleigh, North Carolina, with Craftsman Printing Company, Charlotte, North Carolina. During fiscal 1994, the Company acquired the assets of Graphic Dynamics Inc. of Pompano Beach, Florida and during fiscal 1995, the Company relocated its Miami subsidiary into the Pompano Beach, Florida location. During fiscal 1995, the company merged Graphic Direct, Inc.-Michigan ("GDM") of Madison Heights, Michigan with Graphic Direct, Inc.-Illinois ("GDI") of Elmhurst, Illinois. Also during fiscal 1995, the Company acquired Southern Signatures, Inc. ("SSI"), of Atlanta, Georgia. SSI is primarily engaged in the printing of graphic communications.

NET SALES: Net sales for fiscal 1995 increased approximately $12.7 million or 3.8% over fiscal 1994. Of this increase, approximately $4.0 million was attributable to the net sales of SSI and approximately $8.7 million to increased sales volume. Excluding from fiscal year 1995 the net sales of SSI and from fiscal year 1994 the net sales of E&B and GDM, net sales on a fully comparable basis increased approximately $23.8 million or 7.4%. Net sales for fiscal 1994 increased approximately $18.6 million or 5.9% compared to fiscal 1993 due to increased sales volume.

COST OF SALES: Cost of sales, as a percentage of sales, decreased 1.1% in fiscal 1995 as compared to fiscal 1994. The decrease is due to increased utilization of equipment and technology, significant economies of scale and volume purchasing programs. Cost of sales, as a percentage of sales, remained essentially the same in fiscal 1994 as compared to fiscal 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses, as a percentage of sales, decreased 0.2% in fiscal 1995 as compared to fiscal 1994. Selling, general and administrative expenses, as a percentage of sales, decreased 0.6% in fiscal 1994 as compared to fiscal 1993. The decrease, in both periods, is primarily due to the effect of the Company's ongoing focus on operations and expense reduction.

                                       Graphic Industries, Inc. and Subsidiaries


INTEREST AND OTHER INCOME-NET: Interest and other income-net, as a percentage of sales, decreased 0.2% in fiscal 1995 as compared to fiscal 1994. This decrease is due to a loss on the disposition of certain assets related to the combination, during fiscal 1995, of GDM with GDI. Interest and other income - net, as a percentage of sales, remained essentially the same in fiscal 1994 as compared to fiscal 1993.

INTEREST EXPENSE: Interest expense, as a percentage of sales, increased 0.2% in fiscal 1995 as compared to fiscal 1994. The increase is primarily due to an increase in the prime interest rate during fiscal 1995. Interest expense, as a percentage of sales, decreased 0.4% in fiscal 1994 as compared to fiscal 1993. The decrease is due primarily to a lower prime interest rate during the first half of fiscal 1994 versus the first half of fiscal 1993.

INCOME TAXES: The effective tax rate for fiscal 1995 was 39.0% as compared to 39.3% for fiscal 1994 and 48.1% for fiscal 1993. The effective tax rate for fiscal 1994 declined as compared to fiscal 1993 due to an increase in the Company's tax-exempt investments and the favorable results of an Internal Revenue Service examination completed in fiscal 1994. See Note 5 of Notes to Consolidated Financial Statements of the Company for additional information.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 1995, the Company had approximately $45.8 million in working capital compared with $48.6 million at January 31, 1994. Capital expenditures for property, plant and equipment during fiscal 1995 were approximately $21.9 million. During fiscal 1995 other assets increased by approximately $6.8 million. This increase was primarily due to advance payments on the purchase of two web presses to be placed in service in fiscal 1996. The Company's capital expenditures and increase in other assets in fiscal 1995 were financed by cash provided by operating activities, additional bank borrowings and by a decrease in cash. The Company's capital expenditures for property, plant and equipment during fiscal 1994 were financed by cash provided by operating activities and additional bank borrowings. The Company's capital expenditures and reduction in bank borrowing during fiscal 1993 were financed by cash provided by operating activities. See Notes 3 and 4 of Notes to Consolidated Financial Statements of the Company for additional information regarding the Company's obligations.

During fiscal 1994, the Company and certain of its subsidiaries refinanced approximately $39,000,000 of term loans and $44,000,000 of lines of credit collateralized by accounts receivable. In conjunction with the refinancing, interest rates on these facilities were reduced, terms of the agreements were improved, and the maturities were reduced from those required by previous agreements.

The Company believes that existing working capital, funds provided from operations, undrawn bank credit lines of approximately $24.6 million and additional bank financing will be adequate to satisfy the Company's needs for working capital and capital expenditures, including possible future acquisitions.

The Company does not provide postretirement benefits and, therefore, does not have any liability under FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

IMPACT OF INFLATION

The Company has experienced increases in the costs of materials, labor, equipment and machinery, as well as other operating expenses. Its ability to pass on such increased costs through increased prices has been affected differently in different time periods; however, the Company has generally been able to mitigate cost increases by increasing its production efficiencies or by passing on increased costs to customers.

SERVICE AND PRODUCTS

The following table indicates the approximate percentages of total gross revenues of the Company attributable to each class of service provided by the Company for the indicated periods:

                                                               Fiscal Year
                                                      --------------------------
Class of Service                                      1995       1994      1993
- --------------------------------------------------------------------------------
Financial and
   Corporate Printing                                   34%        34%       34%
Graphic Communications                                  43         41        42
Reprographic Services                                    7          7         6
Point-of-Purchase Materials                              6          6         6
Direct Mail                                              7          9         9
Educational Services                                     3          3         3
                                                      -----      -----     -----
   Total                                               100%       100%      100%
                                                      =====      =====     =====

CONSOLIDATED BALANCE SHEETS            Graphic Industries, Inc. and Subsidiaries


                                                                                                              January 31
                                                                                                         1995                1994
- ---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents (Note 9)                                                           $  6,617,595        $ 14,979,980
    Marketable securities (at fair value in 1995; at cost in 1994)
      (Notes 1 and 9)                                                                              21,670,127          17,352,027
    Trade accounts receivable, less allowance for doubtful accounts of
      $1,075,000 in 1995 and $1,158,000 in 1994 (Note 3)                                           59,917,946          58,552,570
    Inventories (Notes 3 and 4):
      Materials                                                                                    12,325,468           8,209,998
      Work in process                                                                              14,659,141          12,680,323
                                                                                                 ------------        ------------
                                                                                                   26,984,609          20,890,321
    Prepaid expenses and other current assets                                                       1,686,583           1,671,715
    Deferred income taxes (Note 5)                                                                  2,304,198           1,957,394
                                                                                                 ------------        ------------
Total current assets                                                                              119,181,058         115,404,007
Other assets (Note 1)                                                                              21,461,440          14,709,016
Property, plant and equipment (Note 4):
    Land                                                                                            9,618,883           8,909,787
    Buildings and improvements                                                                     38,976,010          35,708,871
    Machinery and equipment                                                                       138,571,937         129,738,436
                                                                                                 ------------        ------------
                                                                                                  187,166,830         174,357,094
    Less accumulated depreciation                                                                  74,643,058          67,064,692
                                                                                                 ------------        ------------
                                                                                                  112,523,772         107,292,402
                                                                                                 ------------        ------------
                                                                                                 $253,166,270        $237,405,425
                                                                                                 ============        ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Notes payable (Notes 3 and 9)                                                                $ 21,909,936        $ 21,666,820
    Trade accounts payable                                                                         25,308,635          18,752,280
    Accrued compensation                                                                            5,550,754           4,771,275
    Other current liabilities                                                                       9,533,046          12,032,117
    Current portion of long-term obligations                                                       11,087,348           9,543,777
                                                                                                 ------------        ------------
Total current liabilities                                                                          73,389,719          66,766,269
Long-term obligations, less current portion (Notes 4 and 9)                                        68,781,374          67,560,368
Deferred income taxes (Note 5)                                                                     15,306,327          15,860,278
Convertible subordinated debentures (Notes 2 and 9)                                                20,787,000          20,787,000
Shareholders' equity (Notes 2, 4 and 8):
    Preferred stock, no par value-authorized 500,000 shares; none issued                                    -                   -
    Common stock, $.10 par value-authorized 20,000,000 shares; issued and outstanding 6,234,449 shares in 1995 and 5,872,240 shares in 1994;
      including 77,461 shares in 1995 and 14,400 shares in 1994 held in treasury                      623,445             587,224
    Common stock, Class B, $.10 par value-authorized 10,000,000
      shares; issued and outstanding 4,519,117 shares in 1995 and 1994                                451,912             451,912
    Additional paid-in capital                                                                      9,322,787           6,698,015
    Retained earnings (Note 9)                                                                     65,298,086          58,854,707
                                                                                                 ------------        ------------
                                                                                                   75,696,230          66,591,858
    Treasury stock, at cost                                                                          (794,380)           (160,348)
                                                                                                 ------------        ------------
Total shareholders' equity                                                                         74,901,850          66,431,510
Commitments (Note 6)
                                                                                                 ------------        ------------
                                                                                                 $253,166,270        $237,405,425
                                                                                                 ============        ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME      Graphic Industries, Inc. and Subsidiaries


                                                                                                Year Ended January 31
                                                                                 --------------------------------------------------
                                                                                         1995               1994               1993
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $348,130,390       $335,467,743       $316,880,544
Cost of sales                                                                     263,485,570        257,549,959        243,109,921
                                                                                 ------------       ------------       ------------
                                                                                   84,644,820         77,917,784         73,770,623
Selling, general and administrative expenses                                       63,040,317         61,260,267         59,961,199
Interest and other income, net                                                      1,716,054          2,469,351          2,454,356
Interest expense                                                                    9,539,823          8,426,398          9,103,891
                                                                                 ------------       ------------       ------------
Income before income taxes                                                         13,780,734         10,700,470          7,159,889
Income taxes (Note 5)                                                               5,375,000          4,200,000          3,441,000
                                                                                 ------------       ------------       ------------
Net income                                                                       $  8,405,734       $  6,500,470       $  3,718,889
                                                                                 ============       ============       ============

Net income per common share                                                              $.80               $.65               $.38
                                                                                 ============       ============       ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       Graphic Industries, Inc. and Subsidiaries


                                                      Common Stock
                               Common Stock             Class B         Additional                   Treasury Stock        Total
                         --------------------   --------------------     Paid-In     Retained      ------------------  Shareholders'
                            Shares     Amount      Shares     Amount     Capital     Earnings      Shares      Amount     Equity
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  JANUARY 31, 1992       5,238,416   $523,841   4,519,117   $451,912   $3,203,903   $49,389,767    15,400    $171,475   $53,397,948
  Net income                     -          -           -          -            -     3,718,889         -           -     3,718,889
  Common stock
    award                    3,000        300           -          -       16,200             -         -           -        16,500
  Common stock
    issued from
    exercise of
    stock options          273,507     27,351           -          -    1,481,837             -         -           -     1,509,188
  Cash dividends
    on common
    stock ($.07)                 -          -           -          -            -      (365,938)        -           -      (365,938)

                         ---------   --------   ---------   --------   ----------   -----------    ------    --------   -----------
BALANCE AT
  JANUARY 31, 1993       5,514,923    551,492   4,519,117    451,912    4,701,940    52,742,718    15,400     171,475    58,276,587
  Net income                     -          -           -          -            -     6,500,470         -           -     6,500,470
  Treasury stock award           -          -           -          -       (3,502)            -    (1,000)    (11,127)        7,625
  Common stock
    issued from
    exercise of
    stock options          357,317     35,732           -          -    1,999,577             -         -           -     2,035,309
  Cash dividends
    on common
    stock ($.07)                 -          -           -          -            -      (388,481)        -           -      (388,481)

                         ---------   --------   ---------   --------   ----------   -----------    ------    --------   -----------
BALANCE AT
  JANUARY 31, 1994       5,872,240    587,224   4,519,117    451,912    6,698,015    58,854,707    14,400     160,348    66,431,510
  Net income                     -          -           -          -            -     8,405,734         -           -     8,405,734
  Cumulative effect
    of change in
    accounting
    principle,
    net of tax                   -          -           -          -            -        87,000         -           -        87,000
  Adjustment to
    unrealized loss
    on marketable
    securities,
    net of tax                   -          -           -          -            -    (1,400,352)        -           -    (1,400,352)
  Treasury stock award           -          -           -          -       (6,906)            -    (2,272)    (25,299)       18,393
  Purchase of
    treasury stock               -          -           -          -            -             -    77,461     794,380      (794,380)
  Common stock
    issued under
    non-compete
    agreement               77,650      7,765           -          -      665,188             -   (12,128)   (135,049)      808,002
  Common stock
    issued in
    connection with
    acquisition of
    Southern
    Signatures, Inc.       119,337     11,934           -          -      993,066             -         -           -     1,005,000
  Common stock
    issued from
    exercise of
    stock options          165,222     16,522           -          -      973,424             -         -           -       989,946
  Cash dividends
    on common
    stock ($.07)                 -          -           -          -            -      (423,047)        -           -      (423,047)
  Cash dividends on
    common stock,
    Class B ($.05)               -          -           -          -            -      (225,956)        -           -      (225,956)
                         ----------------------------------------------------------------------------------------------------------
BALANCE AT
    JANUARY 31, 1995     6,234,449   $623,445   4,519,117   $451,912   $9,322,787   $65,298,086    77,461    $794,380   $74,901,850
                         ==========================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS  Graphic Industries, Inc. and Subsidiaries


                                                                                            Year Ended January 31
                                                                         -------------------------------------------------------
                                                                                1995                  1994                  1993
- --------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                               $ 8,405,734           $ 6,500,470           $ 3,718,889
Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                                      14,113,780            12,850,096            12,318,921
       Loss (gain) on sale of property, plant
         and equipment and investments                                       623,192              (917,614)             (754,450)
       Provision for deferred taxes                                          265,000               607,000               388,000
       Changes in operating assets and liabilities:
         Trade accounts receivable                                          (118,009)             (290,759)           (4,119,918)
         Inventories                                                      (5,705,536)            1,047,548             3,025,652
         Prepaid expenses and other current assets                            13,030              (253,919)             (152,020)
         Trade accounts payable                                            6,010,620              (734,467)             (746,413)
         Other current liabilities                                        (2,029,170)            2,808,051             2,416,843
                                                                         -----------           -----------           -----------
Net cash provided by operating activities                                 21,578,641            21,616,406            16,095,504

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                (21,927,430)          (21,126,441)           (6,631,110)
Proceeds from sale of property, plant and equipment                        3,937,578               652,541             3,028,097
Assets of acquired businesses, net of cash acquired                                -            (3,309,569)             (250,000)
Purchase of marketable securities                                        (12,263,429)          (37,703,118)          (97,202,075)
Proceeds from sale and maturity of marketable securities                   5,569,530            23,201,463            95,510,270
Other investing activities                                                (6,110,287)              182,311            (1,170,973)
                                                                         -----------           -----------           -----------
Net cash used in investing activities                                    (30,794,038)          (38,102,813)           (6,715,791)

FINANCING ACTIVITIES
Borrowings on long-term obligations                                       12,450,971            51,471,610            13,973,786
Payments on long-term obligations                                        (10,716,358)          (42,725,396)          (17,382,043)
Net repayments of notes payable                                             (446,557)           (3,154,437)           (1,632,836)
Purchase of treasury stock                                                  (794,380)                    -                     -
Stock options exercised                                                      989,946             2,035,309             1,509,188
Other financing activities                                                  (630,610)             (380,856)             (436,847)
                                                                         -----------           -----------           -----------
Net cash provided by (used in) financing activities                          853,012             7,246,230            (3,968,752)
                                                                         -----------           -----------           -----------
Net (decrease) increase in cash and cash equivalents                      (8,362,385)           (9,240,177)            5,410,961

Cash and cash equivalents at beginning of year                            14,979,980            24,220,157            18,809,196
                                                                         -----------           -----------           -----------
Cash and cash equivalents at end of year                                 $ 6,617,595           $14,979,980           $24,220,157
                                                                         ===========           ===========           ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
    Income taxes                                                         $ 6,306,000           $ 3,845,000           $ 1,089,000
                                                                         ===========           ===========           ===========
    Interest                                                             $ 9,743,000           $ 8,509,000           $ 9,119,000
                                                                         ===========           ===========           ===========

NON-CASH TRANSACTIONS

In April 1994, the Company acquired Southern Signatures, Inc., a commercial printing company in Atlanta, Georgia. The acquisition, financed through the issuance of 119,337 shares of the Company's stock valued at $1,005,000, is accounted for using the purchase method.

During fiscal year 1995, the Company issued 89,778 shares of its stock (valued at $808,002) to an officer of the Company in settlement of a non-compete agreement entered into in fiscal year 1990 when the Company acquired Monroe Litho, Inc. This transaction is recorded in other assets in the accompanying consolidated balance sheet.

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 1995


NOTE 1

SUMMARY OF ACCOUNTING POLICIES

Graphic Industries, Inc. and subsidiaries ("GII" or the "Company") are engaged in providing comprehensive printing and graphic arts services and related products and supplies. The Company services a diverse customer base and, therefore, has minimal exposure to credit loss from any particular customer or industry segment.

The following accounting policies are presented to assist the reader in understanding the Company's financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, Atlanta Blue Print Co., Baum Printing, Inc., The Central Press of Miami, Inc., Craftsman Printing Company, Graphic Direct, Inc. - Illinois, Graphic Direct, Inc. - Michigan, Heritage Press, Inc., Hoechstetter Printing Company, Inc., IPD Printing & Distributing, Inc., Mercury Printing Company, Inc., Monroe Litho, Inc., State Printing Company, Inc., The Stein Printing Company, Inc., Wetmore & Company, Williams Printing Company, W.E. Andrews Co., Inc., A.C. Scanning, Inc. and W.E. Andrews Co., Inc., of Connecticut. The Central Press of Miami, Inc. acquired the assets of Graphic Dynamics effective January 31, 1994. The operations of Edwards & Broughton Company were merged into other subsidiaries during fiscal year 1994. The operations of Graphic Direct, Inc.- Michigan were merged into other subsidiaries during fiscal year 1995. The Company acquired Southern Signatures, Inc. in fiscal year 1995. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

The Company reports revenue, with the related costs, in the accounting period in which the job is completed and available for delivery to the customer. The Company generally does not require collateral for its accounts receivable.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out basis) or replacement market.

OTHER ASSETS

Intangible assets, included in other assets, represent the excess of cost over fair value of net assets of subsidiaries acquired, and are amortized by the straight-line method over a forty year period. The net unamortized cost over fair value of net assets of subsidiaries acquired was approximately $11,777,000 and $10,692,000 at January 31, 1995 and 1994, respectively.

The carrying value of intangible assets is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the intangible assets will not be recoverable, the Company's carrying value of the intangible assets would be reduced to its estimated fair value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful life of each asset. Leases and leasehold improvements that have been capitalized are amortized over the lives of the leases. Amortization of these assets is included in depreciation expense.

Buildings                                                            15-30 years
Building improvements                                                 5-25 years
Machinery and equipment                                               4-10 years
Vehicles                                                              2- 5 years

STOCK OPTIONS

Proceeds from the sale of stock under options are credited to common stock at par value and the excess of the option price over par value is credited to additional paid-in capital.

CHANGE IN ACCOUNTING PRINCIPLES

In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle.

The cumulative effect of adopting SFAS 115 at February 1, 1994 increased the carrying value of the Company's marketable securities by $145,000, and also increased shareholders' equity by $87,000 (net of $58,000 of deferred income taxes) to reflect the unrealized holding gains on these securities which were previously carried at cost.

                                       Graphic Industries, Inc. and Subsidiaries


NET INCOME PER COMMON SHARE

Primary net income per common share is based on the weighted average number of shares of common stock outstanding during each year. Fully diluted net income per share is based on the weighted average number of shares of common stock outstanding and the assumed conversion of convertible securities outstanding, after appropriate adjustment for interest on convertible debentures during each year; the convertible securities were not materially dilutive for fiscal 1995, 1994 and 1993 and, therefore, fully diluted net income per common share is not disclosed in the accompanying financial statements. Shares issuable under the Company's incentive stock option plans are antidilutive or would not materially dilute net income per share; therefore, they have not been included in the computations. The number of shares used in computing net income per common share was 10,556,833 in 1995, 10,031,893 in 1994 and 9,752,295 in 1993.

NOTE 2

CONVERTIBLE SUBORDINATED DEBENTURES

The Company has outstanding $20,787,000 of 7% convertible subordinated debentures due May 15, 2006. The debentures are unsecured general obligations of the Company.

The debentures are convertible into common stock of the Company at any time on or before May 15, 2006, unless previously redeemed, at a conversion price of $16.25 per share, subject to adjustment, as defined. Beginning in May 1996, the debentures are subject to redemption through payment into a sinking fund. The sinking fund is scheduled to retire 75% of the debentures prior to maturity. Remaining sinking fund requirements for fiscal years ending January 31 are as follows:

1996                                                                 $         -
1997                                                                           -
1998                                                                           -
1999                                                                   1,412,000
2000                                                                   1,875,000
Thereafter                                                            17,500,000
                                                                     -----------
                                                                     $20,787,000
                                                                     ===========

NOTE 3

SHORT-TERM BORROWINGS

The Company and certain of its subsidiaries have credit agreements with various banks to provide short-term financing, collateralized by the companies' accounts receivable and, in the case of certain subsidiaries, by inventory. These agreements contain certain covenants, including maintenance of a minimum net worth and a minimum cash flow to fixed charges ratio.

In August 1993, the Company and certain of its subsidiaries refinanced approximately $39,000,000 of term loans and $44,000,000 of lines of credit collateralized by accounts receivable. In conjunction with the refinancing, interest rates on these facilities were reduced, terms of the agreements were improved, and the maturities were reduced from those required by previous agreements.

Under these agreements, the Company can borrow, subject to the availability of eligible collateral, an aggregate of $54,050,000. Interest rates on these lines are primarily at the banks' prime interest rates plus .5% (9.0% at January 31, 1995). At January 31, 1995, the available unused portion of the credit lines was approximately $24,600,000. The credit agreements are renewed and revised periodically.

NOTE 4

LONG-TERM OBLIGATIONS

Long-term obligations consists of the following:

                                                            January 31
                                               -------------------------------
                                                      1995                1994
- ------------------------------------------------------------------------------
Term loan agreement with
  interest at the LIBOR
  rate plus 3% (9.25% at
  January 31, 1995) payable
  in installments over five
  years from $4.1 million to
  $5.2 million annually, with
  a balloon payment at the end
  of the term of $16.9 million                 $33,153,033         $37,035,428
Various term loan agreements
  with banks with interest
  from 6.75% to prime plus
  1.5% (10.0% at January 31,
  1995) payable in installments
  aggregating from $45,000 to
  $1,000,000 annually                           18,254,084          12,370,514
Real estate mortgage loan
  agreements with interest
  from 4.5% to 10.4%, payable
  in installments aggregating
  from $25,000 to $395,000
  annually                                      20,346,536          19,029,700
Capital lease obligations,
  payable in installments
  aggregating from $16,000
  to $281,000 annually with
  interest at 6.5% to 11.5%                      4,704,498           5,718,222
Industrial development revenue
  bonds with interest from
  3% to 85.5% of prime (7.3%
  at January 31, 1995)                             957,898           1,163,364
Other notes with interest at
  6% to 10%                                      2,452,673           1,786,917
                                               -----------         -----------
                                                79,868,722          77,104,145
Less amounts due within
  one year                                      11,087,348           9,543,777
                                               -----------         -----------
                                               $68,781,374         $67,560,368
                                               ===========         ===========

Substantially all inventories and property, plant and equipment are pledged as collateral on long-term obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 1995


Aggregate maturities of long-term obligations as of January 31, 1995, are approximately $11,087,000 in 1996, $14,765,000 in 1997, $10,153,000 in 1998,
$23,869,000 in 1999, $4,379,000 in 2000 and $15,616,000 thereafter.

Certain of the loan agreements contain covenants, including maintenance of a minimum current ratio, minimum net worth, a minimum cash flow to fixed charges ratio and minimum liquidity.

NOTE 5

INCOME TAXES

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The components of income tax expense are as follows:

                                                  Year Ended January 31
                                     ------------------------------------------
                                           1995            1994            1993
- -------------------------------------------------------------------------------
Federal
   Current                           $3,661,000      $2,441,000      $2,340,000
   Deferred                             334,000         689,000         424,000
State
   Current                            1,449,000       1,152,000         713,000
   Deferred                             (69,000)        (82,000)        (36,000)
                                     ----------      ----------      ----------
                                     $5,375,000      $4,200,000      $3,441,000
                                     ==========      ==========      ==========

A reconciliation of income tax expense computed at the statutory federal income tax rate to the Company's effective income tax rate follows:

                                                       Year Ended January 31
                                                 -------------------------------
                                                  1995         1994        1993
- --------------------------------------------------------------------------------
Federal rate                                      34.3%        34.0%       34.0%
State, net of federal
   tax benefit                                     6.3          6.6         6.5
Expenses for which
   no tax benefits
   were recorded                                   0.9          0.8         4.8
Other, net                                        (2.5)        (2.1)        2.8
                                                 ------       ------      ------
                                                  39.0%        39.3%       48.1%
                                                 ======       ======      ======

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                           January 31
                                                 -----------------------------
                                                        1995              1994
- --------------------------------------------------------------------------------
Deferred tax liabilities:
   Property, plant and
      equipment                                  $15,920,917       $16,871,010
   Other, net                                        260,368           188,762
                                                 -----------       -----------
Total deferred tax liabilities                    16,181,285        17,059,772
Deferred tax assets:
   State net operating loss
      carryforwards (NOLs)                        (1,096,149)         (679,208)
   Federal net operating loss
      carryforwards                                 (140,516)         (169,122)
   Alternative minimum tax
      carryforwards                                        -          (244,014)
   Employee benefit accruals                      (1,011,804)       (1,236,015)
   Allowance for doubtful
      accounts                                      (439,643)         (473,503)
   Unrealized loss on
      marketable securities                         (908,789)                -
   Other, net                                       (589,445)       (1,034,234)
                                                 -----------       -----------
Total deferred tax assets                         (4,186,346)       (3,836,096)
Valuation allowance for
   state NOLs                                      1,007,190           679,208
                                                 -----------       -----------
Net deferred tax liabilities                     $13,002,129       $13,902,884
                                                 ===========       ===========

The deferred tax accounts are presented in the accompanying balance sheets as follows:

                                                            January 31
                                                 ------------------------------
                                                        1995              1994
- -------------------------------------------------------------------------------
Current portion (net asset)                      $(2,304,198)      $(1,957,394)
Long-term portion
   (net liability)                                15,306,327        15,860,278
                                                 -----------       -----------
Net deferred tax liabilities                     $13,002,129       $13,902,884
                                                 ===========       ===========

SFAS 109 requires that a valuation allowance be recognized if it is "more likely than not" that some or all of the deferred tax assets will not be realized. Management believes that the future reversal of existing taxable temporary differences provides evidence that a significant portion of the deferred tax assets will be realized. The change in the valuation allowance during 1994 and 1993 was not material.

                                       Graphic Industries, Inc. and Subsidiaries


NOTE 6

COMMITMENTS

The Company leases facilities, equipment, machinery and vehicles under operating leases. Certain land and building leases have renewal options for periods ranging from one to ten years. Rental expense for operating leases amounted to $6,655,000, $7,085,000, and $6,959,000 in 1995, 1994, and 1993, respectively.
Future minimum payments under noncancellable leases with initial or remaining terms of one year or more consisted of the following at January 31, 1995:

1996                                                                 $ 5,004,000
1997                                                                   4,280,000
1998                                                                   3,306,000
1999                                                                   2,092,000
2000                                                                     997,000
                                                                     -----------
Total                                                                $15,679,000
                                                                     ===========

The Company and its subsidiaries are involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will be resolved without material effect on the Company's financial position.

NOTE 7

EMPLOYEE BENEFITS

The Company has a profit sharing plan (PSP) which includes a "salary reduction plan" as described in Section 401(k) of the Internal Revenue Code. The PSP provides for discretionary employee contributions not in excess of 15% of the employee's annual salary. The salary reduction plan provides for Company contributions based on 50% of the first 4% of the covered employee's contribution. The Company expensed contributions to these plans of approximately $1,287,000, $1,431,000, and $1,214,000 in 1995, 1994, and 1993, respectively.

The Company has a payroll based employee stock ownership plan (Paysop) which provides for contributions made by the Company and its subsidiaries, as determined by the respective board of directors, and covers substantially all employees. Contributions to the plan for the years ended January 31, 1995, 1994 and 1993 were not significant.

The Company has an employee stock purchase plan which provides for the purchase of up to 500,000 shares of the Company's outstanding common stock. The plan provides for employee contributions not to exceed $10,400 per employee in any one calendar year and allows participants to utilize these contributions to purchase shares of the Company's common stock at a ten percent discount from market value. The remaining ten percent and all related fees and expenses are paid by the Plan. Participants may also purchase up to $10,000 of common stock per year at market value. The Company expensed contributions to the plan of approximately $21,000, $39,000, $20,000 during 1995, 1994, and 1993, respectively.

Pursuant to various collective bargaining agreements, contributions to union-sponsored multi-employer pension plans made by the Company's three unionized subsidiaries were approximately $400,000, $337,000 and $351,000 in 1995, 1994, and 1993, respectively. Information as to the respective subsidiaries' portion of accumulated plan benefits and plan net assets is not determinable.

The Company does not provide postretirement benefits, such as healthcare and life insurance, to retirees.

NOTE 8

STOCK OPTION AND AWARD PLANS

The Company adopted an Incentive Stock Option Plan in April 1988 ("1988 Plan") which permits the granting of options to officers and key employees to purchase up to an aggregate of 750,000 shares of the Company's common stock, no more than 200,000 of which may be issued to persons who are directors of the Company. In April 1991, the Board of Directors approved an amendment to the 1988 Plan. The number of shares exercisable each year was changed from 50% in the third and fourth years following the year of grant to 33 1/3% during January in the three years following the amendment. Additionally, each subsidiary company President was granted a two year option for 5,000 shares which are exercisable in two cumulative installments of 50% each year. Options not exercised within the required times are terminated and cancelled.

The Company adopted a Stock Option Plan in September 1991 ("1991 Plan"). This Plan permits the granting of incentive stock options or non-qualified stock options to officers, key employees and outside directors to purchase up to an aggregate of 1,000,000 shares of the Company's common stock, no more than 250,000 of which may be issued to persons who are directors of the Company. Options granted under the 1991 Plan are exercisable during January in the three years following the date of grant in increments of 33 1/3% each year. Options not exercised within the required times are terminated and cancelled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 1995

                                       Graphic Industries, Inc. and Subsidiaries


A summary of transactions under these plans is as follows:

                                                           Shares
                         Option Price       -----------------------------------
                          Per Share             1995         1994          1993
- --------------------------------------------------------------------------------
Outstanding at
  beginning
  of year               $4.75 to $8.38       375,092      769,478       539,146
Granted                  4.75 to  9.38       192,134       28,000       562,450
Exercised                4.75 to  7.88      (165,222)    (357,317)     (273,507)
Cancelled                5.00 to  8.38       (55,675)     (65,069)      (58,611)
                                            --------     --------      --------
Outstanding at
  January 31
                         4.75 to  9.38       346,329      375,092       769,478
                                            ========     ========      ========
Shares
  available
  for future
  grants                                     594,695      730,820       693,751
                                            ========     ========      ========

In April 1992 the Company adopted a Stock Award Plan. This plan provides for awards of the Company's common stock to key employees and directors up to an aggregate of 400,000 shares. The plan is administered by a committee, appointed by the Board of Directors, that has full authority to make awards under the plan. During 1995, 1994 and 1993, 2,272 shares, 1,000 shares and 3,000 shares, respectively, were awarded under this plan and charged to compensation expense.

NOTE 9

FAIR VALUE OF FINANCIAL INSTRUMENTS AND INVESTMENTS

The following methods and assumptions are used by the Company in estimating its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS

The carrying value of cash and cash equivalents approximates fair value.

MARKETABLE SECURITIES

Management determines the appropriate classification of securities at the time of purchase and reevaluates such designations as of each balance sheet date.

All marketable securities are classified as "available-for-sale" and, therefore, are carried at fair value, with the difference between cost and fair value, net of tax, reported as a component of retained earnings. At January 31, 1995, this difference was an unrealized decrease of approximately $1,313,000, net of income taxes of approximately $909,000. This decrease was due to the effect of increases in market interest rates on the fair value of these securities. Realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.

The following is a summary of available-for-sale securities at January 31, 1995:

                                         Gross          Gross         Estimated
                                       Unrealized     Unrealized        Fair
                            Cost         Gains          Losses          Value
- --------------------------------------------------------------------------------
U.S. Treasury
  bonds                  $ 4,012,842     $3,412     $  (189,192)     $ 3,827,062
Municipal
  bonds                    2,839,225          -        (223,581)       2,615,644
Municipal
  bond funds              12,747,355          -      (1,227,228)      11,520,127
                         -----------     ------     ------------     -----------
Total debt
  securities              19,599,422      3,412      (1,640,001)      17,962,833
Equity
  securities               3,419,733          -        (499,626)       2,920,107
Other
  securities                 873,113      2,888         (88,814)         787,187
                         -----------     ------     ------------     -----------
                         $23,892,268     $6,300     $(2,228,441)     $21,670,127
                         ===========     ======     ============     ===========

The cost of marketable securities at January 31, 1994 approximates their fair values. The investments in U.S. Treasury bonds are scheduled to mature in fiscal years 1998 through 2023. Municipal bonds have maturity dates ranging from 2008 to 2014.

CONVERTIBLE SUBORDINATED DEBENTURES

The fair value of the debentures approximates $17,565,000 and $18,604,000 as of January 31, 1995 and 1994, respectively, based on its quoted market prices.

SHORT-TERM BORROWINGS AND LONG-TERM OBLIGATIONS

The carrying amounts of the short-term borrowings and long-term obligations approximate the instruments' fair values.

NOTE 10

RELATED PARTY TRANSACTIONS

In January 1995, the Chairman of GII, purchased certain land from GII for $750,000, which represents the higher of two MAI appraisals obtained. In connection with this transaction, GII realized a gain of approximately $450,000. This transaction was approved by the Board of Directors of the Company.

In fiscal year 1994, GII purchased the Williams Printing Company ("WPC") land and building from a company ("Seller") controlled by the Chairman of GII for $3.2 million. WPC, a principal subsidiary of GII, previously leased this facility from the Seller. Two MAI appraisals were obtained and the transaction was approved by the Board of Directors of the Company. In connection with the purchase, GII assumed the mortgage note on the property approximating the purchase amount.

REPORT OF INDEPENDENT AUDITORS         Graphic Industries, Inc. and Subsidiaries


BOARD OF DIRECTORS
GRAPHIC INDUSTRIES, INC.

We have audited the accompanying consolidated balance sheets of Graphic Industries, Inc. and subsidiaries as of January 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graphic Industries, Inc. and subsidiaries at January 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of accounting for its investments in marketable securities.


/s/ Ernst & Young LLP

March 13, 1995

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                       Graphic Industries, Inc. and Subsidiaries

                                                                           Three Months Ended
                                                ----------------------------------------------------------------------------
(In thousands except per share data)            April 30, 1994      July 31, 1994      October 31, 1994     January 31, 1995
- ----------------------------------------------------------------------------------------------------------------------------
Net sales                                              $88,082            $82,484               $90,398              $87,166
Gross profit                                            21,905             19,795                22,825               20,120
                                                --------------      -------------      ----------------     ----------------
Net income                                               2,218              1,757                 2,089                2,342
                                                --------------      -------------      ----------------     ----------------
Net income per common share                               0.21               0.17                  0.20                 0.22
                                                --------------      -------------      ----------------     ----------------

                                                                           Three Months Ended
                                                ----------------------------------------------------------------------------
(In thousands except per share data)            April 30, 1993      July 31, 1993      October 31, 1993     January 31, 1994
- ----------------------------------------------------------------------------------------------------------------------------
Net sales                                              $84,442            $83,111               $84,033              $83,882
Gross profit                                            19,729             19,215                20,250               18,724
                                                --------------      -------------      ----------------     ----------------
Net income                                               1,567              1,211                 1,611                2,111
                                                --------------      -------------      ----------------     ----------------
Net income per common share                               0.16               0.12                  0.16                 0.21
                                                --------------      -------------      ----------------     ----------------

The expected annual income tax rate for fiscal year ended January 31, 1994 was used in determining the provision for income taxes for each of the first three quarters. However, the effective income tax rate in fiscal 1994 was less than management's estimates. The effect of the adjustment to the effective tax rate increased income in the fourth quarter of fiscal 1994 by approximately $300,000 ($.03 per share). In addition, during 1994, the Internal Revenue Service completed its examination of the Company's fiscal 1992, 1991 and 1990 tax returns. The favorable outcome of this examination resulted in a decrease in the Company's effective income tax expense of approximately $300,000 ($.03 per share).

BOARD OF DIRECTORS AND OFFICERS        Graphic Industries, Inc. and Subsidiaries



                             [PHOTO APPEARS HERE]



Pictured from left to right are: James A. Hatcher, Alvan A. Herring Jr., Carter
D. Pope, Mark C. Pope III, Ralph N. Strayhorn Jr., Mark C. Pope IV, Clifford M. Kirtland Jr., William A. Wood Jr., Warren E. Andrews and John R. Pope.

DIRECTORS
Mark C. Pope III
Chairman of the Board
Graphic Industries, Inc.

Mark C. Pope IV*
President,
Graphic Industries, Inc.

William A. Wood Jr.
Vice President,
Graphic Industries, Inc.

John R. Pope
President,
Williams Printing Company**

Clifford M. Kirtland Jr.*
Private Investor and
Former Chairman of the Board
Cox Communications, Inc.

James A. Hatcher
Vice President and General Counsel
Cox Cable Communications, Inc.

Ralph N. Strayhorn Jr.*
Of Counsel to Petree Stockton;
Retired General Counsel,
First Wachovia Corporation

Warren E. Andrews
Private Investor and
Former Chairman of the Board,
W.E. Andrews Co., Inc.**

Carter D. Pope
President,
Atlanta Blue Print Company**

Alvan A. Herring Jr.
Vice President,
Graphic Industries, Inc.

 * Member of Audit Committee
** Subsidiary of Graphic Industries, Inc.


OFFICERS
Mark C. Pope III
Chairman of the Board

Mark C. Pope IV
President

Alvan A. Herring Jr.
Vice President

William A. Wood Jr.
Vice President

Jim R. Tidwell
Vice President

Joseph A. Fasolo
Vice President

David S. Fraser
Chief Financial Officer and Treasurer

Donald P. Hunnicutt
Secretary

MEMBER COMPANIES                       Graphic Industries, Inc. and Subsidiaries


GRAPHIC INDUSTRIES, INC.
CORPORATE HEADQUARTERS
2155 Monroe Drive, N.E.
Atlanta, Georgia 30324
Telephone: (404) 874-3327
Fax: (404) 874-7589

W.E. ANDREWS CO., INC.
140 South Road
Bedford, Massachusetts 01730
Telephone: (617) 275-0720
Fax: (617) 275-3256

W.E. ANDREWS CO., INC. OF CONNECTICUT
206 Murphy Road
Hartford, Connecticut 06114
Telephone: (203) 527-5570
Fax: (203) 527-0159

BAUM PRINTING, INC.
9985 Gantry Road
Philadelphia, Pennsylvania 19115
Telephone: (215) 671-9500
Fax: (215) 676-5455

THE CENTRAL PRESS OF MIAMI, INC.
2901 Gateway Drive
Pompano Beach, Florida 33069
Telephone: (305) 978-9958
Fax: (305) 978-9959

CRAFTSMAN PRINTING COMPANY
2700 Westinghouse Boulevard
Charlotte, North Carolina 28217
Telephone: (704) 588-2120
Fax: (704) 588-9466

EXECUTIVE COURIER, INC.*
120 Ottley Drive
Atlanta, Georgia 30324
Telephone: (404) 249-9000
Fax: (404) 249-6620

GRAPHIC DIRECT, INC.-ILLINOIS
185 Industrial Drive
Elmhurst, Illinois 60126
Telephone: (708) 833-0740
Fax: (708) 833-1329

179 Spangler Avenue
Elmhurst, Illinois 60126
(708) 833-0740

HERITAGE PRESS, INC.
8939 Premier Row
Dallas, Texas 75247
Telephone: (214) 637-2700
Fax: (214) 637-2713

HOECHSTETTER PRINTING COMPANY, INC.
218 North Braddock Avenue
Pittsburgh, Pennsylvania 15208
Telephone: (412) 241-8200
Fax: (412) 242-3835

IPD PRINTING & DISTRIBUTING, INC.
5800 Peachtree Road
Chamblee, Georgia 30341
Telephone: (404) 458-6351
Fax: (404) 454-6236

MERCURY PRINTING COMPANY, INC.
2929 Convair Road
Memphis, Tennessee 38132
Telephone: (901) 345-8480
Fax: (901) 396-4683

MONROE LITHO, INC.
39 Delevan Street
Rochester, New York 14605
Telephone: (716) 454-3290
Fax: (716) 454-5013

SOUTHERN SIGNATURES, INC.
201 Armour Drive
Atlanta, Georgia 30324
Telephone: (404) 872-4411
Fax: (404) 872-1620

STATE PRINTING COMPANY, INC.
1210 Key Road
Columbia, South Carolina 29201
Telephone: (803) 799-9550
Fax: (803) 252-2852

THE STEIN PRINTING COMPANY, INC.
2161 Monroe Drive, N.E.
Atlanta, Georgia 30324
Telephone: (404) 875-0421
Fax: (404) 876-7209

WETMORE & COMPANY
1645 West Sam Houston Parkway North
Houston, Texas 77043
Telephone: (713) 468-7175
Fax: (713) 468-8021

WILLIAMS PRINTING COMPANY
1240 Spring Street, N.W.
Atlanta, Georgia 30309
Telephone: (404) 875-6611
Fax: (404) 872-4025

IMAGING TECHNOLOGIES SERVICES, INC.
1052 West Peachtree Street, N.W.
Atlanta, Georgia 30309
Telephone: (404) 873-5911
Fax: (404) 872-1215

IMAGING TECHNOLOGIES SERVICES, INC.
DIVISIONS AND SUBSIDIARIES:
A&E Reprographics & Supply Company
Jacksonville, Florida
Telephone: (904) 399-8946
Fax: (904) 399-0184

Arco Blueprinter
Asheville, North Carolina
Telephone: (704) 254-9536
Fax: (704) 253-8467

Atlanta Blue Print Co.
Atlanta, Georgia
Telephone: (404) 873-5911
Fax: (404) 872-1215

Atlantic Reprographics
Myrtle Beach, South Carolina
Telephone: (803) 626-3641
Fax: (803) 626-6580

Carolina Reprographics
Columbia, South Carolina
Telephone: (803) 254-2561
Fax: (803) 252-7572

Cobb Reprographics & Office Supply
Marietta, Georgia
Telephone: (404) 422-0333
Fax: (404) 422-3441

Macon Blue Print Company
Macon, Georgia
Telephone: (912) 742-7541
Fax: (912) 741-1469

Prizma Photographics
Atlanta, Georgia
Telephone: (404) 874-8400
Fax: (404) 872-1215

Imaging Technologies Services
Buckhead Branch
Atlanta, Georgia
Telephone: (404) 261-2523
Fax: (404) 261-6878

Imaging Technologies Services
Augusta, Georgia
Telephone: (706) 724-7924
Fax: (706) 724-7960

Imaging Technologies Services
Greenville, South Carolina
Telephone: (803) 233-5371
Fax: (803) 233-7742

Imaging Technologies Services
Spartanburg, South Carolina
Telephone: (803) 585-8388
Fax: (803) 582-7152

*Subsidiary of Imaging Technologies Services

CORPORATE DATA

Dividend Information: The Company has paid quarterly dividends on its common stock since the second quarter of fiscal 1988. The Company has paid quarterly dividends on its Class B common stock since the first quarter of fiscal 1995. The per common share dividend paid was $.07 in fiscal 1995 and in fiscal 1 994. The per Class B common share dividend paid was $.05 in fiscal 1995.

Shareholder Information: To obtain a copy of the Company's Form 10-K report for fiscal 1995 at no charge, write to: Corporate Secretary, Graphic Industries, Inc., 2155 Monroe Drive, N.E., Atlanta, Georgia 30324. For other financial information, write to Investor Relations at the same address. Shareholders with shares in "Street Name" who desire to receive financial and other information directly from the Company should contact Investor Relations at the above address.

ANNUAL SHAREHOLDERS' MEETING
May 23, 1995, 10:00 A.M.
Swissotel Atlanta
3391 Peachtree Road NE
Atlanta, Georgia

TRANSFER AGENT & REGISTRAR
Common Stock
Trust Company Bank
Atlanta, Georgia

TRUSTEE
7% Convertible Subordinated Debentures
Wachovia Bank of Georgia, N.A.
Atlanta, Georgia

MARKET FOR COMMON STOCK:
Graphic Industries Common Stock trades on the Nasdaq Stock Market under the symbol: GRPH

Newspaper Listing: "GRPHIN"
Wall Street Journal: "GRAPHIND"

MARKET MAKERS:
Anderson & Strudwick, Inc.
Bridge Trading Company
Dean Witter Reynolds, Inc.
First Albany Corporation
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane Cp.
Mayer & Schweitzer Inc.
Merrill Lynch, Pierce, Fenner
Nash Weiss/Division of Shatkin, Inv.
Robinson Humphrey Co. Inc.
Sherwood Securities Corp.
Troster Singer Corp.

The high and low sales prices for the Company's Common Stock as reported by the Nasdaq National Market by quarter during the period from February 1, 1993 through January 31, 1995 are set forth below. Prices are rounded to the nearest eighth. As of April 17, 1995, there were 602 shareholders of record of the Company's Common Stock and the Company estimates that there were approximately 1500 "street name" shareholders. The closing sale price of the Company's Common Stock on that date was $9.75 per share.

Fiscal Year Ended January 31                                  High          Low
- --------------------------------------------------------------------------------
1994:    1st Quarter                                          8 7/8        7 5/8
         2nd Quarter                                          9 1/4        7 7/8
         3rd Quarter                                          8 7/8        7
         4th Quarter                                          8 1/2        7
1995:    1st Quarter                                         10 1/2        7 3/4
         2nd Quarter                                         11 3/8        8 3/4
         3rd Quarter                                         12 1/2        9 1/4
         4th Quarter                                         10 5/8        8 3/8
                                                             ------        -----

There is not an established public trading market for the Company's Class B Common Stock, which, as of April 17, 1995, was held of record by 7 persons.

LEGAL COUNSEL
Powell, Goldstein, Frazer & Murphy

INDEPENDENT AUDITORS
Ernst & Young LLP

ACCOUNTING FIRM
Kanes, Benator & Company L.L.C.

                        [LOGO OF GRAPHIC INDUSTRIES, INC. APPEARS HERE]

                        -------------------------------------------------

                        Graphic Industries, Inc.
                        2155 Monroe Drive, N.E.
                        Atlanta, Georgia 30324