Form 10-K/A, Exhibit 13
period 1997-01-31
GRAPHIC INDUSTRIES INC
filed 1997-05-12
CIK 727162

                [LOGO OF GRAPHIC INDUSTRIES, INC. APPEARS HERE]

                           GRAPHIC INDUSTRIES, INC.



                              1997 annual report

GRAPHIC INDUSTRIES, INC. IS A NATIONAL NETWORK OF 20 COMPANIES PROVIDING FULL SERVICE PRINTING AND GRAPHIC COMMUNICATION SERVICES. LOCATED IN KEY MARKETS IN THE UNITED STATES, THESE OPERATIONS COMPRISE THE NATION'S LARGEST NETWORK OF SHORT-TO-MEDIUM RUN, HIGH-QUALITY, FULL-COLOR COMMERCIAL PRINTING COMPANIES. GRAPHIC'S OPERATIONS OFFER ADVANCED GRAPHIC SUPPLY-CHAIN SOLUTIONS TO ITS CLIENTS INCLUDING MULTIMEDIA, INTERNET DESIGN, FULFILLMENT, ON-DEMAND PRINTING, CREATIVE DESIGN AND REPROGRAPHIC SERVICES. GRAPHIC RANKED IN THE TOP 10 IN SALES AMONG COMMERCIAL PRINTING COMPANIES IN THE UNITED STATES IN 1996.

                                                            FINANCIAL HIGHLIGHTS
                                                            --------------------

(In millions except per share data)            Year Ended January 31
--------------------------------------------------------------------------------
                                        1997    1996    1995    1994    1993
                                       ------  ------  ------  ------  ------
Net sales                              $437.1  $417.3  $348.1  $335.5  $316.9
Net income(1)                            13.3    10.6     8.4     6.5     3.7
Net income per common share(1)           1.14     .98     .80     .65     .38
Shareholders' equity                   $102.6  $ 93.6  $ 74.9  $ 66.4  $ 58.3

NET SALES                   NET INCOME                 SHAREHOLDERS' EQUITY
(in millions)               (in millions)              (in millions)

[line chart goes here]      [line chart goes here]     [line chart goes here]

1993 - $                    1993 - $3.7                1993 - $58.3
1994 - $                    1994 - $6.5                1994 - $66.4
1995 - $48.4                1995 - $8.4                1995 - $74.9
1996 - $417.3               1996 - $10.6               1996 - $93.6
1997 - $437.1               1997 - $13.3               1997 - $102.6

/(1)/ For fiscal year ended January 31, 1997, net income and net income per common share are before an after-tax restructuring charge of $6,026,500 or $.52 per share.

TO OUR SHAREHOLDERS
-------------------

Graphic Industries, Inc. had another record-setting year. Net income increased 25% to $13.3 million before a one-time charge for restructuring that positioned the Company for more profitable growth. Earnings per share reached $1.14 before the charge, compared with $.98 the previous year. Profit margins improved significantly. Record revenues exceeded $437 million for the fifth consecutive year of top line growth. Since our initial public offering in 1983, revenues have grown at a compounded annual rate of 18.4%.

     The restructuring plan implemented early in the past fiscal year will enable Graphic to improve efficiencies and profitability. Under this plan, the Company divested its direct-mail subsidiary, Graphic Direct, Inc. of Elmhurst, Illinois, and closed an Atlanta commercial printing subsidiary, The Stein Printing Company, Inc., resulting in a first quarter after-tax charge against earnings of $6 million or $.52 per share. The decision was compelled by the lack of profitability at the direct-mail company, which did not fit with Graphic's primary business, and the excess capacity in Stein's market, requiring a major investment for repositioning, which could not be justified by the expected return on investment. Graphic management concluded that the Company's resources should be invested in its more profitable businesses and in external growth within the consolidating general commercial printing market.

     Profit margins improved as a result of both the restructuring and our ongoing programs of operational efficiencies, volume purchasing and scale economies. For the year, the after-tax profit margin increased to 3.0% from 2.5% for the previous year. At the same time, revenues were reduced by almost $23 million as a result of the divested and discontinued operations, reflecting much stronger growth in sales than shown by the reported comparisons.

     Graphic continued to attain strong internal growth in its core business and added to its strength in technology, investing $23.5 million in equipment, plants and property during the year. Over the past five years, capital investments totaled $98 million, reflecting our commitment to technological leadership.

     Major developments of fiscal 1997 included two acquisitions that broadened Graphic's product base and expanded its presence into another key market. In June, our Memphis subsidiary, Mercury Printing Company, Inc., acquired The Wimmer Companies, Inc., the nation's foremost printer and publisher of community cookbooks for nonprofit organizations. This business, founded more than half a century ago, offers opportunities to increase sales in its specialized market through the Graphic network of companies. In November, Graphic gained entry into the important Baltimore-Washington commercial printing market with the acquisition of Presstar Printing Corporation, located in Silver Spring, Maryland. This company, which was established 45 years ago, provides another strategic location and additional production capabilities for the growing Graphic network of commercial printing companies, now totaling 17, in key markets of the United States.

     Graphic's plan for growth focuses on continuing internal expansion combined with an active acquisition program. We are targeting larger shares of the markets for such products as digital prepress services, on-demand digital printing, order fulfillment, and management of client data as well as on-site facilities management. We are actively seeking to acquire in-house operations of other companies, as per our acquisition of the Graphic Operations Department of Bausch & Lomb in fiscal 1996. We are also capitalizing on the advantages of the unique Graphic network capabilities in marketing our services to major corporations.

     As the commercial printing industry continues to consolidate, Graphic will follow its aggressive yet deliberate approach, seeking high-quality, profitable companies that will add to the core business with product or geographical diversification. Our growth plan calls for ultimately gaining entry into every major U.S. market where we currently do not have a presence, including New York, Chicago, Denver, New Orleans, Kansas City, St. Louis, Phoenix and Louisville.

     This is an exciting time for Graphic! With the commitment of our valued Associates, we look forward with enthusiasm to setting new records and building greater value for our shareholders in the future.

Sincerely,

/s/ Mark C. Pope III
--------------------------------------
Mark C. Pope III
Chairman and Chief Executive Officer

April 30, 1997

                                                      [Photo of Mark C. Pope III
                                                       appears here]

5-YEAR COMPARATIVE SUMMARY OF OPERATIONS
----------------------------------------



Fiscal Years Ended January 31                       1997
=============================================================
Net sales                                       437,107,260
Cost of sales                                   329,515,288
                                                -----------
Gross profit                                    107,591,972
Selling, general and administrative expenses     78,354,798
Restructuring charge(1)                           9,000,000
                                                -----------
Operating profit                                 20,237,174
Other income, net                                 3,595,644
                                                -----------
                                                 23,832,818
Interest expense                                 10,654,151
                                                -----------
Income before income taxes                       13,178,667
Income taxes                                      5,898,000
                                                -----------
Net income(1)                                     7,280,667
                                                ===========
Primary earnings per share(1)                           .62
                                                ===========
Average outstanding shares                       11,663,751
                                                ===========
Dividends paid per common share                         .07
Dividends paid per Class B common share                 .05
                                                ===========
Current ratio                                         2.4/1
Return on shareholders' equity                          7.8%
Working capital                                  84,019,325
Depreciation and amortization                    18,999,855
Additions to property, plant and equipment       23,527,407
Number of employees                                   3,348
                                                ===========

NOTE TO 5-YEAR COMPARATIVE SUMMARY OF OPERATIONS

(1) The $9 million restructuring charge related to the sale of the Company's direct-mail subsidiary, Graphic Direct, Inc., and the closing of a commercial printing subsidiary, The Stein Printing Company, Inc. The after-tax effect of the charge was $6,026,500, or $0.52 per share. Without the charge, net income would have been $13,307,167 and primary earnings per share, $1.14.


                 Fiscal Years Ended January 31
-------------------------------------------------------------
         1996           1995          1994          1993
=============================================================
      417,261,697   348,130,390   335,467,743   316,880,544
      318,319,117   263,485,570   257,549,959   243,109,921
-------------------------------------------------------------
       98,942,580    84,644,820    77,917,784    73,770,623
       72,510,489    63,040,317    61,260,267    59,961,199
               --            --            --            --
-------------------------------------------------------------
       26,432,091    21,604,503    16,657,517    13,809,424
        2,670,660     1,716,054     2,469,351     2,454,356
-------------------------------------------------------------
       29,102,751    23,320,557    19,126,868    16,263,780
       11,712,475     9,539,823     8,426,398     9,103,891
-------------------------------------------------------------
       17,390,276    13,780,734    10,700,470     7,159,889
        6,760,000     5,375,000     4,200,000     3,441,000
-------------------------------------------------------------
       10,630,276     8,405,734     6,500,470     3,718,889
-------------------------------------------------------------
              .98           .80           .65           .38
-------------------------------------------------------------
       10,894,319    10,556,833    10,031,893     9,752,295
-------------------------------------------------------------
              .07           .07           .07           .07
              .05           .05           --             --
-------------------------------------------------------------
            2.4/1         1.6/1         1.7/1         1.6/1
             14.2%         12.7%         11.2%          7.0%
       84,070,199    45,791,339    48,637,738    40,392,323
       16,599,327    14,113,780    12,850,096    12,318,921
       24,982,790    21,927,430    21,126,441     6,631,110
            3,379         2,961         2,833         2,671
=============================================================


5-YEAR COMPARATIVE CONSOLIDATED BALANCE SHEETS
----------------------------------------------


Fiscal Years Ended January 31                     1997
===========================================================

ASSETS
Current assets
     Cash & marketable securities              30,789,430
     Receivables                               80,658,006
     Inventories                               28,711,614
     Prepaid and other items                    4,691,311
                                             -------------
     Total current assets                     144,850,361
                                             -------------
Other assets                                   27,491,940
                                             -------------
Property, plant & equipment                   217,384,575
     Accumulated depreciation                  90,250,580
                                             -------------
     Net fixed assets                         127,133,995
                                             -------------
Total assets                                  299,476,296
                                             =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Notes payable                             15,814,485
     Accounts payable                          21,426,662
     Other current liabilities                 20,117,973
     Current portion-long-term debt             3,471,916
                                             -------------
     Total current liabilities                 60,831,036
Long-term debt                                 99,676,541
Deferred income taxes                          15,620,738
7% convertible subordinated debentures         20,787,000
                                             -------------
Shareholders' equity
     Common stock                               1,187,613
     Additional paid-in capital                19,496,988
     Retained earnings                         82,657,865
                                             -------------
                                              103,342,466
     Less treasury stock                         (781,485)
                                             -------------
     Total shareholders' equity               102,560,981
                                             -------------
Total liabilities and shareholders' equity    299,476,296
                                             =============



                Fiscal Years Ended January 31
-----------------------------------------------------------
        1996            1995         1994         1993
===========================================================

      34,507,981    28,287,722   32,332,007   26,258,163
      73,807,212    59,917,946   58,552,570   58,261,811
      30,289,674    26,984,609   20,890,321   21,937,869
       3,871,083     3,990,781    3,629,109    2,735,905
-----------------------------------------------------------
     142,475,950   119,181,058  115,404,007  109,193,748
-----------------------------------------------------------
      21,587,002    21,461,440   14,709,016   15,603,802
-----------------------------------------------------------
     205,480,869   187,166,830  174,357,094  152,910,173
      83,041,109    74,643,058   67,064,692   57,318,867
-----------------------------------------------------------
     122,439,760   112,523,772  107,292,402   95,591,306
-----------------------------------------------------------
     286,502,712   253,166,270  237,405,425  220,388,856
===========================================================



      16,917,239    21,909,936   21,666,820   24,821,257
      19,930,381    25,308,635   18,752,280   19,486,747
      17,948,371    15,083,800   16,803,392   13,604,703
       3,609,760    11,087,348    9,543,777   10,888,718
-----------------------------------------------------------
      58,405,751    73,389,719   66,766,269   68,801,425
      97,651,125    68,781,374   67,560,368   57,519,213
      16,043,672    15,306,327   15,860,278   15,004,631
      20,787,000    20,787,000   20,787,000   20,787,000
-----------------------------------------------------------

       1,162,337     1,075,357    1,039,136    1,003,404
      17,182,567     9,322,787    6,698,015    4,701,940
      76,229,748    65,298,086   58,854,707   52,742,718
-----------------------------------------------------------
      94,574,652    75,696,230   66,591,858   58,448,062
         959,488       794,380      160,348      171,475
-----------------------------------------------------------
      93,615,164    74,901,850   66,431,510   58,276,587
-----------------------------------------------------------
     286,502,712   253,166,270  237,405,425  220,388,856
===========================================================


                         [Full Page Art appears here]

                                         PROVIDING COMPREHENSIVE NETWORK SUPPORT
                                         ---------------------------------------

Graphic's network of 17 commercial printing companies provides comprehensive support both internally, among the strategically located operations, and externally, serving large national accounts from one or more facilities to quickly and precisely meet customer needs. The unique structure brings numerous competitive advantages including expanded business opportunities; efficiencies gained from consolidating purchases; lower cost access to capital; the acquisition of new technology; improved training; shared information and expertise among the companies; and management experienced in local and regional markets.

                                SUPPORT NETWORK

A key element in the success of the network is the sharing of large or time-sensitive projects, enabling a local Graphic company to draw on the entire range of technical and production capabilities of sister companies in order to meet the specifications, deadlines and quality standards for the largest or most demanding projects. This type of service cannot be matched by a local printer, thus providing significant marketing advantages to Graphic. Cross-selling allows each company in the network to offer a full range of products and enlarge sales opportunities. Internally, the Graphic companies rely on their network for rapid, timely exchange of information in selection and use of new equipment and technology, avoiding costly mistakes and gaining an edge in operating expertise by solving problems through innovation.

1 INFORMATION MANAGEMENT

Versioning
ISDN and T1 file communication
CD-ROM archiving
Multimedia services
Calibration and color management


2 PRINT AND FINISHING

ISO 9002
Largest sheetfed printer
Full-size webs, 6-color
In-line web production
Perfect binding


3  DISTRIBUTION AND FULFILLMENT

On-demand digital printing
Complete EDI orientation
Inventory cost management
Fully integrated
 distribution system
International fulfillment

                                            SOLVING PROBLEMS THROUGH INNOVATIONS
                                            ------------------------------------

                             SERVICE AND SOLUTIONS

Graphic's strategy for growth is market-focused and customer-driven, directed toward providing solutions for our customers' needs -- from the creative and prepress process to printing, file management, warehousing, order fulfillment and distribution. Digital-based services, such as creation of a home page on the Internet, are met through Graphic's array of disciplines, relying on the talents and capabilities within the Company's own creative design agencies and multimedia service. Within the last two years, the Company has developed more than 50 home pages and continues to manage them for corporate clients. Graphic's capabilities also deliver turnkey multimedia business solutions, from concept development through production, hardware, installation and support.

     Technology continues to drive the commercial printing industry, playing to the strength of the Graphic network. Graphic's advanced equipment begins with electronic prepress systems, which receive 90% or more of incoming printing projects via digital media. Digital image processing allows alteration of color balance, creation of special effects and other changes to provide accurate color reproduction for electronic output of film from which the printing plates are produced. High-quality printing, the essence of service, is accomplished on Graphic's extensive network of presses -- the nation's largest sheetfed printing operation, with 80 sheetfed presses, 45 of which are capable of printing 6 to 8 colors at one time. In addition, the Company's network has 15 heatset web presses, both full and half size, with the ability to print 5 to 6 colors with one pass. Demonstrating the commitment to excellence, several of the Graphic printing companies have started the process of, or have received, ISO 9002 certification of quality systems and procedures.

                         [Full page art appears here]

                                              PROVIDING EXPERIENCE AND KNOWLEDGE
                                              ----------------------------------

Graphic's Associates bring to their craft the combined skills and experiences of their trade and the heritage of the original Graphic company founded in 1922 in Atlanta -- Williams Printing Company. Building on a proud tradition of high
quality, creativity and customer satisfaction, Graphic's   Associates, totaling
over 3,300, combine the artisan's eye with state-of-the-art technology to create printed products that elicit praise from both our clients and our peers. The experience and knowledge of every Graphic Associate, from the prepress system and production line to the accounting department, are available to every other company in the Graphic network, providing the strength that comes through experience.

                          STRENGTH THROUGH EXPERIENCE

This expertise attracts repeat business year after year, including more than 250 annual reports and other financial documents entrusted to Graphic's companies annually, plus packing and shipping to all parts of the nation -- together with a wide array of products and services ranging from warehousing and order fulfillment to in-house printing, courier services, fax, mail and supply room services, legal services including graphics for courtroom presentations and electronic document imaging. The increasingly technical world of Graphic requires skills in the rapidly growing electronic communications network, including order processing and fulfillment via electronic data interchange (EDI) as well as the receipt and transmission of prepress data. Confirmation of strength through experience is the growing number of awards for excellence presented to Graphic Associates.

                         [Full page art appears here]

                         [Full page art appears here]

THE GRAPHIC NETWORK
-------------------

Graphic's growing network extends into 24 cities of the United States, offering its wide array of commercial printing and graphic communications services to an expanding client base. Internationally, Graphic has established network relationships in Mexico and The Netherlands.

                         [SITES Artwork appears here]

CONNECTICUT     MASSACHUSETTS     PENNSYLVANIA
Hartford        Boston            Philadelphia
                                  Pittsburgh
FLORIDA         MEXICO
Jacksonville    Monterrey         SOUTH CAROLINA
Miami                             Columbia
                THE NETHERLANDS   Greenville
GEORGIA         Boxtel            Myrtle Beach
Atlanta                           Spartanburg
Augusta         NEW YORK
Chamblee        Rochester         TENNESSEE
Doraville                         Memphis
Macon           NORTH CAROLINA
Marietta        Asheville         TEXAS
                Charlotte         Dallas
MARYLAND
Silver Spring   OHIO
                Cleveland

                                                              FINANCIAL CONTENTS
                                                              ------------------
     18  Management's Discussion and Analysis

     21  Consolidated Balance Sheets

     22  Consolidated Statements of Income

     23  Consolidated Statements of Shareholders' Equity

     24  Consolidated Statements of Cash Flows

     25  Notes to Consolidated Financial Statements

     32  Report of Independent Auditors

     33  Quarterly Results of Operations

     33  Board of Directors and Officers

     34  Member Companies

     IBC  Shareholder Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
-------------------------------------------------
              CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS 115"). In applying SFAS 115, the Company recorded in fiscal year 1995 a cumulative decrease in retained earnings of approximately $1,313,000, net of income taxes of approximately $909,000, and a corresponding decrease in the carrying value of its marketable securities. In fiscal year 1996, the Company recorded an increase in retained earnings of approximately $973,000, net of income taxes of approximately $670,000, and a corresponding increase in the carrying value of its marketable securities. In fiscal year 1997, the Company recorded a decrease in retained earnings of approximately $125,000, net of income taxes of approximately $138,000, and a corresponding decrease in the carrying value of its marketable securities. These changes in the fair value of its marketable securities were due entirely to the effect of changes in market interest rates during fiscal years 1995, 1996 and 1997 and do not necessarily reflect the ultimate realization on these investments.

The following table sets forth items from the Consolidated Statements of Income as a percentage of net sales for the indicated years.

                             Year Ended January 31
                             ---------------------
                             1997     1996    1995
                             ----     ----    ----
Net sales                   100.0%   100.0%  100.0%
Cost of sales                75.4     76.3    75.7
Selling, general and
  and administrative
  expenses                   17.9     17.4    18.1
Restructuring
  charge                      2.1   -        -
Interest and other
  income-net                  0.8      0.6     0.5
Interest expense              2.4      2.8     2.7
                            ----------------------
Income before
  income taxes                3.0      4.1     4.0
Income taxes                  1.3      1.6     1.6
                            ----------------------
Net Income                    1.7%     2.5%    2.4%
                            ======================
RESULTS OF OPERATIONS

GENERAL The Company has experienced significant growth over the last five fiscal years. Net sales increased in each of the fiscal years during this time period, reaching a record $437,107,260 in fiscal year 1997. Over the 1993-1997 fiscal periods, the Company experienced a compounded annual growth rate of 8.4% in sales. This performance has been accomplished both through the acquisition of established businesses in the printing and graphic arts industry and through internal growth and development.

During the past five fiscal years, the Company invested approximately $98.2 million in additional property, plant and equipment, including new multi-color presses, automated scanning equipment, electronic prepress equipment and other computerized equipment.

During fiscal 1995, the Company merged The Central Press of Miami, Inc. ("CP"), Pompano Beach, Florida into the Pompano Beach, Florida location which was acquired during fiscal 1994 from Graphic Dynamics Inc. During fiscal 1995, the Company merged Graphic Direct, Inc.-Michigan ("GDM") of Madison Heights, Michigan with Graphic Direct, Inc.-Illinois ("GDI") of Elmhurst, Illinois. During fiscal 1995, the Company acquired Southern Signatures, Inc. ("SSI"), Atlanta, Georgia. SSI is primarily engaged in the printing of graphic communications.

During fiscal 1996, the Company acquired Carpenter Reserve Printing Company ("CRPC"), a commercial printing company in Cleveland, Ohio and Quadras, Inc. ("Quadras"), a creative design agency in Atlanta, Georgia. These businesses were acquired through the issuance of the Company's common stock. Also in fiscal 1996, acquisitions were made by three of the Company's subsidiaries as follows:
Monroe Litho, Inc. ("Monroe"), Rochester, New York acquired the Graphic Operations Department of Bausch & Lomb, Incorporated for cash and subsequently merged the operation into its facilities; Mercury Printing Company, Inc. ("Mercury"), Memphis, Tennessee acquired for cash a creative design agency that has since become a part of its operations; and Atlanta Blue Print Co. ("ABP"), acquired for the Company's common stock a reprographics company in Atlanta, Georgia which was merged into its operations.

During fiscal 1997, the Company acquired Presstar Printing Corporation ("PPC"), a commercial printing company in Silver Spring, Maryland. PPC was acquired through the issuance of the Company's common stock and cash payments to retire certain debt obligations. Also in fiscal 1997, one of the company's subsidiaries, Mercury Printing Company, acquired The Wimmer Companies, Inc., a printer and publisher of cookbooks in Memphis, Tennessee that has since become a part of its operations. The acquisition was financed through the issuance of the Company's common stock and cash payments to retire certain debt obligations.

On May 14, 1996 the Company announced an agreement in principle for the sale of its direct-mail subsidiary, GDI and the closing of a commercial printing subsidiary, The Stein Printing Company, Inc. ("SPC"), Atlanta, Georgia. On May 31, 1996, the sale of certain assets of GDI was concluded. In connection with these actions, the Company recorded in its first quarter ended April 30, 1996, a one-time pre-tax restructuring charge of $9,000,000. The after-tax effect of the charge was $6,026,500 or equivalent to $0.52 per common share. The charge primarily covered the costs of liquidating and disposing of certain assets, the write-off of intangible assets, and a provision for certain expenses, including severance pay and future lease obligations. The composition of the Company's restructuring reserves as of January 31, 1997 is discussed in Note 10 of Notes to Consolidated Financial Statements.

Results of Operations - Fiscal Years 1997, 1996 and 1995

NET SALES Net sales for fiscal 1997 increased approximately $19.8 million or 4.8% over fiscal 1996. Of this increase, approximately 4.7% was the result of businesses acquired in the past two fiscal years. Net sales decreased approximately $23.0 million in fiscal 1997 compared to fiscal 1996 at two of the Company subsidiaries, GDI and SPC, due to the sale of GDI and the closing of SPC during fiscal 1997 as previously discussed above in the General section of Results of Operations. Excluding the net sales of the acquired businesses and the net sales of GDI and SPC, net sales on a fully comparable basis increased approximately 6.0% due to increased sales volume. Net sales for fiscal 1996 increased approximately $69.1 million or 19.9% over fiscal 1995. Of this increase, approximately 2.5% was the result of the businesses acquired in the prior two fiscal years, approximately 9.4% was due to increased sales volume growth at our operations, approximately 4% was due to the mix of jobs produced (including an increase in fulfillment business) and approximately 4% was attributable to paper price increases (which are typically passed through).

The Company's operations are geographically diverse with a wide customer base. Accordingly, from year to year the Company experiences different results from different geographical areas, depending in many respects on local market factors. Because of this, the aggregate results for the Company may be different than for each operation. In fiscal year 1997, the Company experienced strong results from its Southeastern and New England operations. In fiscal year 1996, the Company experienced strong results from its Southwestern, Mid-Atlantic and New England operations. In other years, this pattern may vary. The Company considers this diverse revenue base as one of its competitive advantages.

COST OF SALES Cost of sales, as a percentage of sales, decreased 0.9% in fiscal 1997 as compared to fiscal 1996. The improvement resulted from the following: stabilization of paper prices which has allowed our companies to more fully recover these costs in their pricing; increased utilization of equipment and technology and volume purchasing programs. Cost of sales, as a percentage of sales, increased 0.6% in fiscal 1996 as compared to fiscal 1995. This increase resulted from the pass through of paper price increases and by the increase in fulfillment and distribution operations which do not carry the same margin as other work.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses, as a percentage of sales, increased 0.5% in fiscal 1997 compared with fiscal 1996. The fiscal 1996 percentage of sales was historically low due to the inflated sales level in fiscal 1996 which was caused by the pass through of the significant paper price increases during the year. Selling, general and administrative expenses, as a percentage of sales, decreased 0.7% in fiscal 1996 as compared to fiscal 1995. The decrease was due to the effect of the Company's ongoing focus on operations and expense reduction and the significant sales increase which offset these expenses. The dollar amount increase in these expenses was primarily due to higher commissions on the increase in sales and higher office salary costs associated with the acquisitions made during these fiscal years.

RESTRUCTURING CHARGE As of April 30, 1996 the Company recorded a one-time pre-tax restructuring charge of $9,000,000. The after-tax effect of the charge was $6,026,500. The charge is discussed above in the General section of Results of Operations and Note 10 of Notes to Consolidated Financial Statements. Excluding the one-time charge, net income for fiscal year 1997 was $13,307,167 or $1.14 per share Primary, an increase of 25.2% compared with fiscal year 1996.

INTEREST AND OTHER INCOME-NET Interest and other income - net, as a percentage of sales, increased 0.2% in fiscal 1997 compared to fiscal 1996. Both the percentage and dollar change was primarily due to higher gains on the disposition of certain assets and higher investment income in fiscal 1997 compared to fiscal 1996. Interest and other income-net, as a percentage of sales, increased 0.1% in fiscal 1996 as compared to fiscal 1995. Both the percentage and dollar change was primarily due to gains on the disposition of certain assets, as compared to losses on similar transactions recorded in fiscal 1995.

INTEREST EXPENSE Interest expense, as a percentage of sales, decreased 0.4% in fiscal 1997 compared to fiscal 1996. The decrease was the result of lower borrowing costs due to the refinancing of substantially all floating rate obligations in December 1995, partially offset by higher average borrowings in fiscal 1997 compared to fiscal 1996. Interest expense, as a percentage of sales, increased 0.1% in fiscal 1996 as compared to fiscal 1995. This increase was due to the full effect during the year of prior increases in the prime interest rate and to an increase in borrowings, described below.

INCOME TAXES The effective tax rate for fiscal 1997 was 44.8% compared to 38.9% in fiscal 1996. The increase was due to the restructuring charge booked in fiscal 1997 and discussed above in the General section of Results of Operations and Note 10 of Notes to Consolidated Financial Statements. A portion of the restructuring charge related to the write-off of intangible assets for which there is no tax benefit and a portion of the charge received no state tax benefit due to the significant loss. The effective tax rate for fiscal 1996 was 38.9% which was comparable to fiscal 1995. See Note 4 of Notes to Consolidated Financial Statements of the Company for additional information on the Company's effective income tax rate.

Liquidity and Capital Resources

At January 31, 1997, the Company had approximately $84.0 million in working capital compared with $84.1 million at January 31, 1996. Capital expenditures for property, plant and equipment during fiscal 1997 were approximately $23.5 million. During fiscal 1997 other assets increased by approximately $5.3 million. This increase was primarily due to advance payments on the purchase of three sheet-fed presses, one web press, and new electronic prepress equipment that will be placed in service in fiscal 1998. Also contributing to the increase in other assets was the long-term portion of a note receivable from the sale of GDI. The Company's capital expenditures and increase in other assets in fiscal 1997 were financed by cash provided by operating activities, by the proceeds from the sale of assets and by the decrease in cash. The Company's capital expenditures and increase in current assets in fiscal 1996 were financed by cash provided by operating activities, by a decrease in other assets and by additional bank borrowing. See Note 3 of Notes to Consolidated Financial Statements of the Company for additional information regarding the Company's obligations.

During fiscal 1997, the Company amended its revolving credit facility to include $10 million in additional commitments for a total of $120 million for the facility.

During fiscal 1996, the Company refinanced approximately $90 million of term loans and lines of credit collateralized by accounts receivable, owed by its subsidiaries, into a parent company revolving credit agreement with a total commitment of $110 million provided by eight commercial banks. In conjunction with the refinancing, interest rates were reduced, terms of the borrowing arrangements were improved, and future repayment requirements were lowered, all as compared to the prior agreements. Also as a part of the refinancing, certain amounts which had previously been classified as current liabilities became long-term obligations, resulting in an increase in working capital.

The Company believes that existing working capital, funds provided from operations, unused availability under the revolving credit of approximately $27.2 million and additional bank financing will be adequate to satisfy the Company's needs for working capital and capital expenditures, including possible future acquisitions.

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

Service and Products

The following table indicates the approximate percentages of total gross revenues of the Company attributable to each class of service provided by the Company for the indicated periods:

                               Fiscal Year
                        -----------------------
Class of Service           1997   1996   1995
===============================================

Financial and
     Corporate Printing      38%    35%    34%
Graphic
     Communications          46     43     43
Reprographic
     Services                 7      7      7
Point-of-Purchase
     Materials                6      6      6
Direct Mail                   1      6      7
Educational Services          2      3      3
                        -----------------------
Total                       100%   100%   100%
                        =======================


                                                     CONSOLIDATED BALANCE SHEETS
                                                     ---------------------------
                                                                                              January 31
                                                                                    ------------------------------
                                                                                          1997           1996
==================================================================================================================
ASSETS
Current assets:
     Cash and cash equivalents (Notes 1 and 8)                                        $  7,212,351   $ 14,476,139
     Marketable securities (Note 8)                                                     23,577,079     20,031,842
     Trade accounts receivable, less allowance for doubtful accounts of $1,985,000
     in 1997 and $1,250,000 in 1996 (Note 3)                                            80,658,006     73,807,212
     Inventories (Note 3):
     Materials                                                                          10,113,812     11,695,824
     Work in process                                                                    18,597,802     18,593,850
                                                                                    ------------------------------
                                                                                        28,711,614     30,289,674
     Prepaid expenses and other current assets                                           1,552,493      1,998,694
     Deferred income taxes (Note 4)                                                      3,138,818      1,872,389
                                                                                    ------------------------------
Total current assets                                                                   144,850,361    142,475,950
Other assets                                                                            10,582,417      5,243,584
Property, plant and equipment (Note 3):
     Land                                                                                9,027,467      8,414,866
     Buildings and improvements                                                         43,637,850     39,693,622
     Machinery and equipment                                                           164,719,258    157,372,381
                                                                                    ------------------------------
                                                                                       217,384,575    205,480,869
     Less accumulated depreciation                                                      90,250,580     83,041,109
                                                                                    ------------------------------
                                                                                       127,133,995    122,439,760
Goodwill, less accumulated amortization of $3,311,000
     in 1997 and $3,026,000 in 1996                                                     16,909,523     16,343,418
                                                                                    ------------------------------
Total assets                                                                          $299,476,296   $286,502,712
                                                                                    ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Notes payable (Notes 3 and 8)                                                    $ 15,814,485   $ 16,917,239
     Trade accounts payable                                                             21,426,662     19,930,381
     Accrued compensation                                                                6,752,127      5,705,247
     Other current liabilities                                                          13,365,846     12,243,124
     Current portion of long-term obligations                                            3,471,916      3,609,760
                                                                                    ------------------------------
Total current liabilities                                                               60,831,036     58,405,751
Long-term obligations, less current portion (Notes 3 and 8)                             99,676,541     97,651,125
Deferred income taxes (Note 4)                                                          15,620,738     16,043,672
Convertible subordinated debentures (Notes 2 and 8)                                     20,787,000     20,787,000
Shareholders' equity (Notes 2, 3 and 7):
     Preferred stock, no par value -- authorized 500,000 shares; none issued                     -              -
     Common stock, $.10 par value -- authorized 20,000,000 shares; issued and outstanding 7,357,309 shares in 1997 and 7,104,250 shares in 1996;
including 78,599 shares in 1997 and 95,791 shares in 1996 held in treasury                 735,731        710,425
     Common stock, Class B, $.10 par value -- authorized 10,000,000 shares;
     issued and outstanding 4,518,817 in 1997 and 4,519,117 in 1996                        451,882        451,912
     Additional paid-in capital                                                         19,496,988     17,182,567
     Retained earnings (Note 8)                                                         82,657,865     76,229,748
                                                                                    ------------------------------
                                                                                       103,342,466     94,574,652
     Treasury stock, at cost                                                              (781,485)      (959,488)
                                                                                    ------------------------------
Total shareholders' equity                                                             102,560,981     93,615,164
Commitments (Note 5)
Total liabilities and shareholders' equity                                            $299,476,296   $286,502,712
                                                                                    ==============================
See accompanying notes.

consolidated statements of income

                                                         Year ended January 31
                                                ----------------------------------------
                                                    1997          1996          1995
========================================================================================

Net sales                                       $437,107,260  $417,261,697  $348,130,390
Cost of sales                                    329,515,288   318,319,117   263,485,570
                                                ----------------------------------------
                                                 107,591,972    98,942,580    84,644,820
Selling, general and administrative expenses      78,354,798    72,510,489    63,040,317
Restructuring charge (Note 10)                     9,000,000             -             -
Interest and other income, net                     3,595,644     2,670,660     1,716,054
Interest expense                                  10,654,151    11,712,475     9,539,823
                                                ----------------------------------------
Income before income taxes                        13,178,667    17,390,276    13,780,734
Income taxes (Note 4)                              5,898,000     6,760,000     5,375,000
                                                ----------------------------------------
Net income                                      $  7,280,667  $ 10,630,276  $  8,405,734
                                                ========================================
Net income per share:
     Primary                                    $        .62  $        .98  $        .80
                                                ========================================
     Fully diluted                              $        .62  $        .95  $        .79
                                                ========================================
See accompanying notes.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 -----------------------------------------------

                                                       Common Stock
                                  Commn Stock             Class B          Additional
                             ---------------------  --------------------     Paid-in
                              Shares      Amount      Shares     Amount      Capital
======================================================================================
Balance at January 31, 1994  5,872,240    $587,224  4,519,117   $451,912   $ 6,698,015
Net income                           -           -          -          -             -
Cumulative effect of
 change in
     accounting principle,
      net of tax                     -           -          -          -             -
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                            -           -          -          -             -
Treasury stock award                 -           -          -          -        (6,906)
Purchase of treasury stock           -           -          -          -             -
Common stock issued under
     non-compete agreement      77,650       7,765          -          -       665,188
Common stock issued in
     connection with
      acquisition              119,337      11,934          -          -       993,066
Common stock issued from
     exercise of stock
      options                  165,222      16,522          -          -       973,424
Cash dividends on common
     stock ($.07)                    -           -          -          -             -
Cash dividends on common
     stock, Class B ($.05)           -           -          -          -             -
                            ----------------------------------------------------------
BALANCE AT JANUARY 31, 1995  6,234,449     623,445  4,519,117    451,912     9,322,787
Net income                           -           -          -          -             -
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                            -           -          -          -             -
Common stock issued under
     employee stock
      purchase plan             22,214       2,221          -          -       200,350
Purchase of treasury stock           -           -          -          -             -
Common stock issued from
     exercise of stock
      options                  239,293      23,929          -          -     1,646,994
Common stock award                 888          89          -          -         7,903
Common stock issued in
     connection with
      acquisitions             607,406      60,741          -          -     6,004,533
Cash dividends on common
     stock ($.07)                    -           -          -          -             -
Cash dividends on common
     stock, Class B ($.05)           -           -          -          -             -
                            ----------------------------------------------------------
BALANCE AT JANUARY 31, 1996  7,104,250     710,425  4,519,117    451,912    17,182,567
                            ----------------------------------------------------------
Net income                           -           -          -          -             -
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                            -           -          -          -             -
Common stock issued under
     employee stock
      purchase plan                  -           -          -          -       (40,795)
Purchase of treasury stock           -           -          -          -             -
Common stock issued from
     exercise of stock
      options                   34,815       3,482          -          -       293,536
Common stock award               5,924         592          -          -        54,576
Common stock issued in
     connection with
      current
and prior year acquisitions    212,020      21,202          -          -     2,007,104
Class B shares converted to
     common stock                  300          30       (300)       (30)            -
Cash dividends on common
     stock ($.07)                    -           -          -          -             -
Cash dividends on common
     stock, Class B ($.05)           -           -          -          -             -
                            ----------------------------------------------------------
BALANCE AT JANUARY 31, 1997  7,357,309    $735,731  4,518,817   $451,882   $19,496,988
                            ==========================================================


                                                Treasury Stock         Total
                                 Retained    ---------------------  Shareholders'
                                 Earnings      Shares    Amount        Equity
==================================================================================
BALANCE AT JANUARY 31, 1994     $58,854,707   (14,400)  $(160,348)  $ 66,431,510
Net income                        8,405,734         -           -      8,405,734
Cumulative effect of
 change in
     accounting principle,
      net of tax                     87,000         -           -         87,000
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                        (1,400,352)        -           -     (1,400,352)
Treasury stock award                      -     2,272      25,299         18,393
Purchase of treasury stock                -   (77,461)   (794,380)      (794,380)
Common stock issued under
     non-compete agreement                -    12,128     135,049        808,002
Common stock issued in
     connection with
      acquisition                         -         -           -      1,005,000
Common stock issued from
     exercise of stock
      options                             -         -           -        989,946
Cash dividends on common
     stock ($.07)                  (423,047)        -           -       (423,047)
Cash dividends on common
     stock, Class B ($.05)         (225,956)        -           -       (225,956)
                              ----------------------------------------------------
BALANCE AT JANUARY 31, 1995      65,298,086   (77,461)   (794,380)    74,901,850
Net income                       10,630,276         -           -     10,630,276
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                           973,030         -           -        973,030
Common stock issued under
     employee stock
      purchase plan                       -    30,243     310,149        512,720
Purchase of treasury stock                -   (48,573)   (475,257)      (475,257)
Common stock issued from
     exercise of stock
      options                             -         -           -      1,670,923
Common stock award                        -         -           -          7,992
Common stock issued in
     connection with
      acquisitions                        -         -           -      6,065,274
Cash dividends on common
     stock ($.07)                  (445,688)        -           -       (445,688)
Cash dividends on common
     stock, Class B ($.05)         (225,956)        -           -       (225,956)
                              ----------------------------------------------------
BALANCE AT JANUARY 31, 1996      76,229,748   (95,791)   (959,488)    93,615,164
                              ----------------------------------------------------
Net income                        7,280,667         -           -      7,280,667
Adjustment to unrealized
 loss on
     marketable
      securities, net of
      tax                          (125,144)        -           -       (125,144)
Common stock issued under
     employee stock
      purchase plan                       -    67,953     686,908        646,113
Purchase of treasury stock                -   (50,761)   (508,905)      (508,905)
Common stock issued from
     exercise of stock
      options                             -         -           -        297,018
Common stock award                        -         -           -         55,168
Common stock issued in
     connection with
      current
and prior year acquisitions               -         -           -      2,028,306
Class B shares converted to
     common stock                         -         -           -              -
Cash dividends on common
     stock ($.07)                  (501,454)        -           -       (501,454)
Cash dividends on common
     stock, Class B ($.05)         (225,952)        -           -       (225,952)
                              ----------------------------------------------------
BALANCE AT JANUARY 31, 1997     $82,657,865   (78,599)  $(781,485)  $102,560,981
                              ====================================================
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

                                                                        Year ended January 31
                                                             ------------------------------------------
                                                                 1997           1996           1995
                                                             ==========================================
OPERATING ACTIVITIES
Net income                                                   $  7,280,667   $ 10,630,276   $  8,405,734
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                             18,999,855     16,599,327     14,113,780
     Loss (gain) on sale of property, plant and equipment
       and investments                                            296,675       (671,263)       623,192
     Provision for deferred taxes                              (1,253,000)       169,000        265,000
     Changes in operating assets and liabilities:
       Trade accounts receivable                               (4,800,635)   (10,806,806)      (118,009)
       Inventories                                              2,861,594     (2,305,649)    (5,705,536)
       Prepaid expenses and other current assets                  509,961       (330,474)        13,030
       Trade accounts payable                                  (1,300,281)    (6,257,260)     6,010,620
       Other current liabilities                                1,540,374      1,694,285     (2,029,170)
                                                             ------------------------------------------
Net cash provided by operating activities                      24,135,210      8,721,436     21,578,641

INVESTING ACTIVITIES
Additions to property, plant and equipment                    (23,527,407)   (24,982,790)   (21,927,430)
Proceeds from sale of property, plant and equipment             7,354,200      3,868,999      3,937,578
Assets of acquired businesses, net of cash acquired            (7,069,236)    (3,330,242)  -
Purchase of marketable securities                             (24,355,192)   (12,541,201)   (12,263,429)
Proceeds from sale and maturity of marketable securities       21,182,522     16,226,328      5,569,530
Other investing activities                                     (5,337,297)     4,719,454     (6,110,287)
                                                             ------------------------------------------
Net cash used in investing activities                         (31,752,410)   (16,039,452)   (30,794,038)

FINANCING ACTIVITIES
Borrowings on long-term obligations                            20,763,478     92,643,850     12,450,971
Payments on long-term obligations                             (19,069,299)   (73,131,436)   (10,716,358)
Net repayments of notes payable                                (1,102,754)    (5,380,588)      (446,557)
Purchase of treasury stock                                       (508,905)      (475,257)      (794,380)
Stock options exercised                                           297,018      1,670,923        989,946
Other financing activities                                        (26,126)      (150,932)      (630,610)
                                                             ------------------------------------------
Net cash provided by financing activities                         353,412     15,176,560        853,012
                                                             ------------------------------------------
Net increase (decrease) in cash and cash equivalents           (7,263,788)     7,858,544     (8,362,385)

Cash and cash equivalents at beginning of year                 14,476,139      6,617,595     14,979,980
                                                             ------------------------------------------
Cash and cash equivalents at end of year                     $  7,212,351   $ 14,476,139   $  6,617,595
                                                             ==========================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Income taxes                                               $  6,039,000   $  4,925,000   $  6,306,000
                                                             ==========================================
  Interest                                                   $ 10,705,000   $ 11,516,000   $  9,743,000
                                                             ==========================================

NON-CASH TRANSACTIONS
During fiscal year 1995, the Company issued 89,778 shares of its stock (valued at $808,002) to an officer of the Company in settlement of a non-compete agreement entered into in fiscal year 1990 when the Company acquired Monroe Litho, Inc. This transaction is reflected in goodwill in the accompanying consolidated balance sheets.

See accompanying notes.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------
                                      JANUARY 31, 1997

1 Summary of Accounting Policies

Graphic Industries, Inc. and subsidiaries ("GII" or the "Company") are engaged in providing comprehensive printing, graphic arts services, and related products and supplies through facilities located in 12 states, principally Georgia, Texas, Pennsylvania, and Massachusetts. The Company services a diverse customer base and, therefore, has minimal exposure to credit loss from any particular customer or industry segment.

The following accounting policies are presented to assist the reader in understanding the Company's financial statements.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all of its subsidiaries, Baum Printing, Inc., Carpenter Reserve Printing Company, The Central Press of Miami, Inc., Craftsman Printing Company, Graphic Direct, Inc. -- Illinois, Heritage Press, Inc., Hoechstetter Printing Company, Inc., Imaging Technologies Services, Inc., IPD Printing & Distributing, Inc., Mercury Printing Company, Inc., Monroe Litho, Inc., Presstar Printing Corporation, Quadras, Inc., Southern Signatures, Inc., State Printing Company, Inc., The Stein Printing Company, Inc., Wetmore & Company, Williams Printing Company, W.E. Andrews Co., Inc., A.C. Scanning, Inc. and W.E. Andrews Co., Inc., of Connecticut. The operations of Graphic Direct, Inc. -- Michigan were merged into other subsidiaries during fiscal year 1995.

During fiscal year 1996, the Company acquired Allied Reprographic Services and Supplies, Carpenter Reserve Printing Company, and Quadras, Inc. These acquisitions were financed through issuance of 607,406 shares of the Company's stock valued at $6,065,274. In December 1995, the Company acquired the printing operations of Bausch & Lomb for $2,839,000 in cash, including $600,000 for prepaid rebates. Cost exceeded the fair value of net assets for these 1996 acquisitions by approximately $4.5 million.

During fiscal year 1997, the Company acquired The Wimmer Companies, Inc. and Presstar Printing Corporation. These acquisitions were financed through issuance of 155,889 shares of the Company's stock valued at $1,458,512 and cash payments amounting to $6,650,927. Cost exceeded the fair value of net assets for these 1997 acquisitions by approximately $653,000.

The above acquisitions were accounted for using the purchase method of accounting. Operations of the acquired companies have been included in the consolidated statements of income from the respective dates of purchase.

All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

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

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful life of each asset as set forth below. Leases and leasehold improvements that have been capitalized are amortized over the lives of the leases. Amortization of these assets is included in depreciation expense.

Buildings                       15-30 years
Building improvements            5-25 years
Machinery and equipment          4-10 years
Vehicles                         2- 5 years

GOODWILL In connection with the Company's acquisitions, costs in excess of the fair value of net assets acquired are recorded as goodwill. Goodwill is amortized on a straight-line basis over a forty-year period. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the goodwill will not be recoverable, the Company's carrying value of the goodwill would be reduced to its estimated fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
                          JANUARY 31, 1997

LONG-LIVED ASSETS In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets' carrying amount. The Company adopted SFAS 121 in the first quarter of fiscal year 1997. The adoption had no effect on the financial statements.

CHANGE IN ACCOUNTING PRINCIPLE In fiscal year 1995, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities" ("SFAS 115"). The cumulative effect of adopting SFAS 115 at February 1, 1994 increased the carrying value of the Company's marketable securities by $145,000, and also increased shareholders' equity by $87,000 (net of $58,000 of deferred income taxes) to reflect the unrealized holding gains on these securities which were previously carried at cost.

NET INCOME PER COMMON SHARE Primary net income per common share is based on the weighted average number of shares of common stock outstanding during each year. Fully diluted net income per share is based on the weighted average number of shares of common stock outstanding and the assumed conversion of convertible securities outstanding, after appropriate adjustment for interest on convertible debentures during each year. Shares issuable under the Company's incentive stock option plans would not materially dilute net income per share; therefore, they have not been included in the computations. The number of shares used in computing primary net income per common share was 11,663,751 in 1997, 10,894,319 in 1996 and 10,556,833 in 1995. The number of shares used in computing fully diluted net income per common share was 12,942,951 in 1997, 12,173,519 in 1996 and 11,836,033 in 1995.

2 CONVERTIBLE SUBORDINATED DEBENTURES

The Company has outstanding $20,787,000 of 7% convertible subordinated debentures due May 15, 2006. The debentures are unsecured general obligations of the Company.

The debentures are convertible into common stock of the Company at any time on or before May 15, 2006, unless previously redeemed, at a conversion price of $16.25 per share, subject to adjustment, as defined. The debentures are subject to redemption through payment into a sinking fund. The sinking fund is scheduled to retire 75% of the debentures prior to maturity. The Company reacquired and holds $2,338,000 of these debentures. The Company's intention is to present these debentures to the trustee for cancellation in lieu of required cash payments into the sinking fund. Remaining payment requirements for fiscal years ending January 31 are as follows:

1998                                                 $         -
1999                                                   1,412,000
2000                                                   1,875,000
2001                                                   1,875,000
2002                                                   1,875,000
Thereafter                                            13,750,000
                                                     -----------
                                                     $20,787,000
                                                     ===========
3 DEBT

Long-term obligations consist of the following:

                                                            January 31
                                                 -----------------------------
                                                      1997            1996
==============================================================================
Revolving line of credit with
  interest at LIBOR plus 1.75%                   $ 77,000,000     $ 75,600,000
Term loan agreement with bank
  with interest at prime (8.25%
  at January 31, 1997) payable
  in installments of $383,000
  annually, including interest                      1,400,171        1,646,153
Real estate mortgage loan
  agreements with interest from
  4.5% to 10.4%, payable in
  installments aggregating from
  $26,000 to $395,000 annually,
  including interest                               20,426,531       17,771,454
Capital lease obligations, payable
  in installments aggregating
  from $3,000 to $302,000
  annually with interest at
  8.4% to 17.65% or prime
  plus .25% to .5%                                  1,827,727        3,043,724
Industrial development revenue
  bonds with interest from 3%
  to 70% of prime (5.78% at
  January 31, 1997)                                   458,012          553,874
Other notes with interest at
  3% to 11.25% or 30 day
  commercial paper rate
  plus 2.35%                                        2,036,016        2,645,680
                                                 -----------------------------
                                                  103,148,457      101,260,885
Less amounts due within
  one year                                          3,471,916        3,609,760
                                                 -----------------------------
                                                 $ 99,676,541     $ 97,651,125
                                                 =============================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------
                                                                JANUARY 31, 1997


On December 21, 1995, the Company entered into a $110 million revolving credit facility with a group of lenders led by NationsBank. The interest rate on this indebtedness is a floating rate which, at the Company's option, will equal NationsBank's prime rate or a specified margin (based upon a specific financial ratio) over LIBOR. This indebtedness is secured by substantially all the accounts receivable and inventories of the Company and its subsidiaries.

On November 18, 1996, the revolving credit facility was amended to include $10 million in additional commitments, for a total availability of $120 million for this facility. In addition, the maturity date of the amounts outstanding under the revolving credit facility was extended one year to December 21, 1998 with two consecutive one-year renewable periods, with renewal at the option of the Company.

Under the provisions of the revolving credit facility, the Company may also borrow up to $10 million for short-term financing. At January 31, 1997, the Company had borrowed the full amount available under this provision and such amount is reflected in notes payable in the accompanying balance sheets.

This facility contains covenants, including maintenance of a maximum leverage ratio, minimum net worth, a minimum cash flow to fixed charges ratio, maximum debt to earnings ratio and certain limits on outstanding debt and other transactions.

The Company and certain of its subsidiaries also have credit agreements with various banks to provide short-term financing, tied into the revolving credit facility through an intercreditor provision. Some of these agreements contain covenants, including maintenance of a minimum net worth and a minimum cash flow to fixed charges ratio. Under these agreements, the Company can borrow an aggregate of $25,000,000 as of January 31, 1997. Interest rates on these lines are primarily at the banks' prime interest rates (8.25% at January 31, 1997). At January 31, 1997, the available unused portion of the credit lines was approximately $19,200,000. The credit agreements are renewed and revised periodically.

Certain property, plant and equipment is pledged as collateral on long-term obligations other than the revolving credit facility.

Aggregate maturities of long-term obligations as of January 31, 1997, are approximately $3,472,000 in 1998, $2,880,000 in 1999, $2,761,000 in 2000,
$79,688,000 in 2001, $2,180,000 in 2002 and $12,168,000 thereafter, assuming the revolving credit facility is renewed to its maximum term.

4 INCOME TAXES

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The components of income tax expense (benefit) are as follows:

                         Year ended January 31
                 ------------------------------------
                     1997         1996        1995
=====================================================
Federal
     Current     $ 5,902,000   $5,304,000  $3,661,000
     Deferred     (1,007,000)     138,000     334,000
State
     Current       1,249,000    1,287,000   1,449,000
     Deferred       (246,000)      31,000     (69,000)
                 ------------------------------------
                 $ 5,898,000   $6,760,000  $5,375,000
                 ====================================

A reconciliation of income tax expense computed at the statutory federal income tax rate to the Company's effective income tax rate follows:

                         Year ended January 31
                 ------------------------------------
                     1997        1996         1995
=====================================================
Federal rate            34.3%       34.3%        34.3%
State, net of
     federal
     tax benefit         6.7         4.6          6.3
Expenses for which
     no tax
     benefits
     were recorded       3.1         1.3          0.9
Other, net                .7        (1.3)        (2.5)
                 ------------------------------------
                        44.8%       38.9%        39.0%
                 ====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
                          JANUARY 31, 1997

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       January 31
                                                  1997           1996
========================================================================
Deferred tax liabilities:
  Property, plant and equipment               $15,367,254    $16,344,631
  Other, net                                      253,484        260,050
                                              --------------------------
Total deferred tax liabilities                 15,620,738     16,604,681
Deferred tax assets:
  State net operating loss
    carryforwards (NOLs)                       (1,233,581)    (1,429,875)
  Federal net operating loss
    carryforwards                                       -       (259,242)
  Employee benefit accruals                    (1,167,642)    (1,034,743)
  Allowance for doubtful accounts                (795,191)      (498,750)
  Unrealized loss on marketable
    securities                                   (337,490)      (238,772)
  Other, net                                     (838,495)      (312,932)
                                              --------------------------
Total deferred tax assets                      (4,372,399)    (3,774,314)
Valuation allowance for state NOLs              1,233,581      1,340,916
                                              --------------------------
Net deferred tax liabilities                  $12,481,920    $14,171,283
                                              ==========================

The deferred tax accounts are presented in the accompanying balance sheets as follows:

                                                       January 31
                                                  1997           1996
========================================================================
Current portion (net asset)                   $(3,138,818)   $(1,872,389)
Long-term portion (net liability)              15,620,738     16,043,672
                                              --------------------------
Net deferred tax liabilities                  $12,481,920    $14,171,283
                                              ==========================

SFAS 109 requires that a valuation allowance be recognized if it is "more likely than not" that some or all of the deferred tax assets will not be realized. Management believes that the future reversal of existing taxable temporary differences provides evidence that a significant portion of the deferred tax assets will be realized. The change in the valuation allowance during 1997 and 1996 was not material.

5 COMMITMENTS

The Company leases facilities, equipment, machinery and vehicles under operating leases. Certain land and building leases have renewal options for periods ranging from one to ten years. Rental expense for operating leases amounted to $7,995,000, $7,314,000, and $6,655,000 in 1997, 1996, and 1995, respectively.
Future minimum payments under noncancellable leases with initial or remaining terms of one year or more consisted of the following at January 31, 1997:

1998          $ 6,258,000
1999            4,550,000
2000            2,431,000
2001              829,000
2002              208,000
Thereafter        483,000
              -----------
Total         $14,759,000
              ===========

The Company and its subsidiaries are involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based on advice of legal counsel) that such litigation and claims will be resolved without material effect on the Company's financial position.

6 EMPLOYEE BENEFITS

The Company has a profit sharing plan (PSP) which includes a "salary reduction plan" as described in Section 401(k) of the Internal Revenue Code. The PSP provides for discretionary employee contributions not in excess of 15% of the employee's annual salaries. The salary reduction plan provides for Company contributions based on 50% of the first 4% of the covered employee's contribution. The Company expensed contributions to these plans of approximately $2,308,000, $1,631,000, and $1,287,000 in 1997, 1996, and 1995, respectively.

The Company has a payroll-based employee stock ownership plan (Paysop) which provides for contributions made by the Company and its subsidiaries, as determined by the respective board of directors, and covers substantially all employees. Contributions to the plan for the years ended January 31, 1997, 1996, and 1995 were not significant.

The Company has an employee stock purchase plan which provides for the purchase of up to 500,000 shares of the Company's outstanding common stock. The plan provides for employee contributions not to exceed $10,400 per employee in any one calendar year and allows participants to utilize these contributions to purchase shares of the Company's common stock at a 10% discount from market value. The remaining 10% and all related fees and expenses are paid by the plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
JANUARY 31, 1997

Participants may also purchase up to $10,000 of common stock per year at market value. The Company expensed contributions to the plan of approximately $87,000, $98,000, and $21,000 during 1997, 1996, and 1995, respectively.

Pursuant to various collective bargaining agreements, contributions to union-sponsored multi-employer pension plans made by the Company's two unionized subsidiaries were approximately $238,000, $279,000, and $400,000 in 1997, 1996,
and 1995, respectively. Information as to the respective subsidiaries' portion of accumulated plan benefits and plan net assets is not determinable.

The Company does not provide postretirement benefits, such as healthcare and life insurance, to retirees.

7  Stock Option and Award Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted an Incentive Stock Option Plan in April 1988 ("1988 Plan") which permits the granting of options to officers and key employees to purchase up to an aggregate of 750,000 shares of the Company's common stock, no more than 200,000 of which may be issued to persons who are directors of the Company. In April 1991, the Board of Directors approved an amendment to the 1988 Plan. The number of shares exercisable each year was changed from 50% in the third and fourth years following the year of grant to 33 1/3% during January in the three years following the amendment. Additionally, in fiscal year 1995 each subsidiary company president was granted a two-year option for 5,000 shares which are exercisable in two cumulative installments of 50% each year. Options not exercised within the required times are terminated and cancelled.

The Company adopted a Stock Option Plan in September 1991 ("1991 Plan"). The Plan permits the granting of incentive stock options or non-qualified stock options to officers, key employees and outside directors to purchase up to an aggregate of 1,000,000 shares of the Company's common stock, no more than 250,000 of which may be issued to persons who are directors of the Company. Options granted under the 1991 Plan are exercisable during January in the three years following the date of grant in increments of 33 1/3% each year. Options not exercised within the required times are terminated and cancelled.

The Company adopted a Stock Option Plan in April 1995 ("1995 Plan"). The Plan permits the granting of options to officers, key employees, and directors of the Company and its subsidiaries to purchase up to an aggregate of 1,000,000 shares of the Company's common stock, no more than 250,000 of which may be issued to persons who are directors of the Company. Options granted under the 1995 Plan are exercisable in one designated month occurring in the period from February to July in each of the three years following the date of grant in increments of 33 1/3% each year. Options not exercised within the required times are terminated and cancelled.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 6.87% and 6.95%; a dividend yield of .80% and .80%; volatility factors of the expected market price of the Company's common stock of .35 and .35; and a weighted-average expected life of the option of 3 years and 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
                          JANUARY 31, 1997

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                  ----------------
                                    1997    1996
==================================================

Pro forma net income               $7,011  $10,341
Pro forma net income per share:
     Primary                          .60      .95
     Fully diluted                    .60      .92
                                  ================

Because SFAS 123 is applicable only to options granted subsequent to January 31, 1995, its pro forma effect will not be fully reflected until future years.
A summary of the Company's stock option activity and related information for the years ended January 31 follows:

                                            -------------------
                                                      Weighted-
                                                       Average
                                             Options  Exercise
                                              (000)     Price
===============================================================

1997
Outstanding at beginning of year                728      $8.76
Granted                                          77       8.43
Exercised                                       (39)      8.67
Canceled                                       (145)      8.82
                                              -----
Outstanding at January 31                       621       8.71
                                              -----
Shares available for future grants              749
                                              -----
Weighted-average fair value of options
     granted during the year                              2.42
                                              ================

1996
Outstanding at beginning of year                346      $7.48
Granted                                         648       8.75
Exercised                                      (239)      7.00
Canceled                                        (27)      7.74
                                              -----
Outstanding at January 31                       728       8.76
                                              -----
Shares available for future grants              974
                                              -----
Weighted-average fair value of options
     granted during the year                              2.64
1995
Outstanding at beginning of year                375      $5.99
Granted                                         192       8.78
Exercised                                      (165)      6.01
Canceled                                        (56)      6.29
                                              -----
Outstanding at January 31                       346       7.48
                                              -----
Shares available for future grants              595
                                              -----

Exercise prices for options outstanding as of January 31, 1997 ranged from $7.88 to $9.38. The weighted-average remaining contractual life of those options is one year. No options were exercisable at the end of each fiscal year.

In April 1992 the Company adopted a Stock Award Plan. This plan provides for awards of the Company's common stock to key employees and directors up to an aggregate of 400,000 shares. The plan is administered by a committee, appointed by the Board of Directors, that has full authority to make awards under the plan. During 1997, 1996 and 1995, 5,924 shares, 888 shares and 2,272 shares, respectively, were awarded under this plan and charged to compensation expense.

8  Fair Value of Financial Instruments
   and Investments

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

All marketable securities are classified as "available-for-sale" and, therefore, are carried at fair value, with the difference between cost and fair value, net of tax, reported as a component of retained earnings. At January 31, 1997 and 1996, this difference was an unrealized loss of approximately $465,000 and $340,000 which was net of income taxes of approximately $377,000 and $239,000, respectively. This difference was due to the effect of changes in market interest rates on the fair value of these securities. Realized gains and losses are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in interest income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
JANUARY 31, 1997


The following is a summary of available-for-sale securities at January 31, 1997 and 1996:

                            ------------------------------------------------
                                            Gross       Gross     Estimated
                                         Unrealized   Unrealized     Fair
                               Cost        Gains       Losses       Value
============================================================================

1997
U.S. Treasury
     bonds                  $ 4,824,080  $        -  $(183,377)  $ 4,640,703

Municipal
     bond funds              14,873,672      22,710   (552,915)   14,343,467
                            ------------------------------------------------

Total debt
     securities              19,697,752      22,710   (736,292)   18,984,170

Equity
     securities               3,655,272      35,987   (149,821)    3,541,438

Other
     securities               1,066,518       2,640    (17,687)    1,051,471
                            ------------------------------------------------

                            $24,419,542     $61,337  $(903,800)  $23,577,079
                            ------------------------------------------------
1996
U.S. Treasury
     bonds                  $ 1,776,192     $ 9,183  $       -   $ 1,785,375

Municipal
     bonds                      403,500           -     (7,500)      396,000

Municipal
     bond funds              13,517,193      15,710   (339,538)   13,193,365
                            ------------------------------------------------

Total debt
     securities              15,696,885      24,893   (347,038)   15,374,740

Equity
     securities               3,953,766      14,425   (263,430)    3,704,761

Other
     securities                 960,280      18,257    (26,196)      952,341
                            ------------------------------------------------
                            $20,610,931     $57,575  $(636,664)  $20,031,842
                            ------------------------------------------------

The investments in U.S. Treasury bonds are scheduled to mature in fiscal years 2025 through 2026.

CONVERTIBLE SUBORDINATED DEBENTURES The fair value of the debentures approximates $18,916,000 and $19,124,000 as of January 31, 1997 and 1996,
respectively, based on its quoted market prices.

SHORT-TERM BORROWINGS AND LONG-TERM OBLIGATIONS The carrying amounts of the short-term borrowings and long-term obligations approximate the instruments' fair values.

9  Related Party Transactions

In January 1995, the Chairman of GII purchased certain land from GII for $750,000, which represents the higher of two MAI appraisals obtained. In connection with this transaction, GII realized a gain of approximately $450,000. This transaction was approved by the Board of Directors of the Company.

In January 1997, the Chairman of GII purchased a certain building from GII for $640,000, which represents the higher of two MAI appraisals obtained. In connection with this transaction, GII realized a gain of approximately $335,000. This transaction was approved by the Board of Directors of the Company.

10 Restructuring Charge

On May 14, 1996 the Company announced an agreement in principle for the sale of its direct-mail subsidiary, Graphic Direct, Inc. -- Illinois ("GDI") and the closing of a commercial printing subsidiary, The Stein Printing Company, Inc. ("SPC"). On May 31, 1996, the sale of certain assets of GDI was concluded. In connection with these actions, the Company recorded in its first quarter ended April 30, 1996, a one-time pre-tax restructuring charge of $9,000,000. The after-tax effect of the charge was $6,026,500 or equivalent to $0.52 per common share. The charge primarily covers the costs of liquidating and disposing of certain assets, the write-off of intangible assets, and a provision for certain expenses, including severance pay and future lease obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
                          JANUARY 31, 1997


The composition of the Company's restructuring reserves as of January 31, 1997 is as follows:

                                                            -----------------------------------------------------------------
                                                              Original       Writedown                       Restructuring
                                                            Restructuring    of Assets         Cash           Reserves as
                                                               Reserve     to Fair Value     Payments     of January 31, 1997
=============================================================================================================================
Restructuring loss on writedown of current assets              $1,633,665    $(1,633,665)     $        -           $        -
Restructuring loss on writedown of property and
     equipment and other assets                                 2,516,688     (2,516,688)              -                    -
Restructuring expenditures to close facilities including
     termination benefits of $2,177,271                         4,161,018              -       3,149,392            1,011,626
Impairment loss on intangible assets                              688,629       (688,629)              -                    -
                                                               --------------------------------------------------------------
Total restructuring reserves                                   $9,000,000    $(4,838,982)     $3,149,392           $1,011,626
                                                               ==============================================================

For the year ended January 31, 1996, the combined results for GDI and SPC were net sales of $32,647,782 and a pre-tax loss of $(1,376,281). For the year ended January 31, 1997, the combined results were net sales of $9,602,649 and pre-tax loss of $(70,055).

At January 31, 1997, the Company believes that the provision for restructuring continues to be adequate and will not require adjustment in future periods.


REPORT OF INDEPENDENT AUDITORS
------------------------------

Board of Directors
Graphic Industries, Inc.

We have audited the accompanying consolidated balance sheets of Graphic Industries, Inc. and subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graphic Industries, Inc. and subsidiaries at January 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of accounting for its investments in marketable securities.

/s/ Ernst & Young LLP

March 12, 1997

                                     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                                     -------------------------------------------

                                                                 Three Months Ended
                                         --------------------------------------------------------------------
(In thousands, except per share data)    April 30, 1996(1)  July 31, 1996  October 31, 1996  January 31, 1997
=============================================================================================================
Net sales                                      $112,961          $102,069          $111,234          $110,843
Gross profit                                     28,581            24,798            27,675            26,538
                                         --------------------------------------------------------------------
Net income                                       (2,409)            2,386             3,493             3,811
                                         --------------------------------------------------------------------
Net income per share:
     Primary                                       (.21)              .21               .30               .32
                                         --------------------------------------------------------------------
     Fully diluted                                 (.21)              .20               .29               .31
                                         ====================================================================

                                                                  Three Months Ended
                                         --------------------------------------------------------------------
(In thousands, except per share data)    April 30, 1995     July 31, 1995  October 31, 1995  January 31, 1996
=============================================================================================================
Net sales                                      $105,799          $ 97,008          $105,615          $108,840
Gross profit                                     25,701            23,332            25,079            24,831
                                         --------------------------------------------------------------------
Net income                                        2,776             2,118             2,685             3,051
                                         --------------------------------------------------------------------
Net income per share:
     Primary                                        .26               .20               .25               .27
                                         --------------------------------------------------------------------
     Fully diluted                                  .25               .20               .24               .26
                                         ====================================================================

(1) After restructuring charge of $9,000,000 before income taxes and $6,026,500 after-tax or $.52 primary earnings per share.



                                                 BOARD OF DIRECTORS AND OFFICERS
                                                 -------------------------------

DIRECTORS

MARK C. POPE III
Chairman of the Board,
Graphic Industries, Inc.

WARREN E. ANDREWS
Private Investor and
Former Chairman of the Board,
W.E. Andrews Co., Inc.**

LEO BENATAR*
Senior Partner and Associated
Consultant, A.T. Kearney, Inc.,
Former Chairman of the Board and
CEO, Engraph, Inc.

JAMES A. HATCHER
Vice President and General Counsel,
Cox Cable Communications, Inc.

ALVAN A. HERRING JR.
Vice President,
Graphic Industries, Inc.

CARTER D. POPE
President,
Atlanta Blue Print Company**

JOHN R. POPE
President,
Williams Printing Company**

RALPH N. STRAYHORN JR.*
Of Counsel to Petree Stockton;
Retired General Counsel,
First Wachovia Corporation

WILLIAM A. WOOD JR.
Former Vice President,
Graphic Industries, Inc.


Member of Audit Committee
Subsidiary of Graphic Industries, Inc.



OFFICERS

MARK C. POPE III
Chairman of the Board,
Chief Executive Officer and President

ELLIS T. ALEXANDER
Vice President

JOSEPH A. FASOLO
Vice President

DONALD S. FORSHAY
Vice President--Marketing

JEFF GLOVER
Vice President

ALVAN A. HERRING JR.
Vice President

JIM R. TIDWELL
Vice President

DAVID S. FRASER
Chief Financial Officer and Treasurer

DONALD P. HUNNICUTT
Secretary

MEMBER COMPANIES
----------------

GRAPHIC INDUSTRIES, INC.
CORPORATE HEADQUARTERS
2155 Monroe Dr, NE
Atlanta, GA 30324
Telephone: (404) 874-3327
Fax: (404) 874-7589

W.E. ANDREWS CO., INC.
140 South Rd
Bedford, MA 01730
Telephone: (617) 275-0720
Fax: (617) 275-3256

W.E. ANDREWS CO., INC.
OF CONNECTICUT
206 Murphy Rd
Hartford, CT 06114
Telephone: (860) 527-5570
Fax: (860) 527-0159

BAUM PRINTING, INC.
9985 Gantry Rd
Philadelphia, PA 19115
Telephone: (215) 671-9500
Fax: (215) 676-5455

CARPENTER RESERVE
PRINTING COMPANY
7100 Euclid Ave
Cleveland, OH 44103
Telephone: (216) 431-0800
Fax: (216) 431-5240

THE CENTRAL PRESS OF
MIAMI, INC.
2901 Gateway Dr
Pompano Beach, FL 33069
Telephone: (954) 978-9958
Fax: (954) 978-9959

CRAFTSMAN PRINTING COMPANY
2700 Westinghouse Blvd
Charlotte, NC 28273
Telephone: (704) 588-2120
Fax: (704) 588-9466

EXECUTIVE COURIER, INC.*
120 Ottley Dr
Atlanta, GA 30324
Telephone: (404) 249-9000
Fax: (404) 249-6620

HERITAGE PRESS, INC.
8939 Premier Row
Dallas, TX 75247
Telephone: (214) 637-2700
Fax: (214) 589-2205

HOECHSTETTER PRINTING
COMPANY, INC.
218 North Braddock Ave
Pittsburgh, PA 15208
Telephone: (412) 241-8200
Fax: (412) 242-9138

IPD PRINTING &
DISTRIBUTING, INC.
5800 Peachtree Rd
Chamblee, GA 30341
Telephone: (770) 458-6351
Fax: (770) 454-6236

MERCURY PRINTING
COMPANY, INC.
2929 Convair Rd
Memphis, TN 38132
Telephone: (901) 345-8480
Fax: (901) 346-9918

MONROE LITHO, INC.
39 Delevan St
Rochester, NY 14605
Telephone: (716) 454-3290
Fax: (716) 454-5092

PRESSTAR PRINTING CORPORATION
12201 Old Columbia Pike
Silver Spring, MD 20904
Telephone: (301) 622-5000
Fax: (301) 622-5403

QUADRAS, INC.
3176 Marjan Dr
Atlanta, GA 30340
Telephone: (770) 458-2170
Fax: (770) 457-2473

SOUTHERN SIGNATURES, INC.
201 Armour Dr
Atlanta, GA 30324
Telephone: (404) 872-4411
Fax: (404) 872-1620

STATE PRINTING COMPANY, INC.
1210 Key Rd
Columbia, SC 29201
Telephone: (803) 799-9550
Fax: (803) 252-2852

STEIN EDUCATIONAL MARKETING GROUP
2161 Monroe Dr, NE
Atlanta, GA 30324
Telephone: (404) 875-0421
Fax: (404) 876-7209

WETMORE & COMPANY
1645 West Sam Houston Parkway North
Houston, TX 77043
Telephone: (713) 468-7175
Fax: (713) 468-8021

WILLIAMS PRINTING COMPANY
1240 Spring St, NW
Atlanta, GA 30309
Telephone: (404) 875-6611
Fax: (404) 872-4025

IMAGING TECHNOLOGIES
SERVICES
1052 West Peachtree St, NW
1117 West Peachtree St, NW
Atlanta, GA 30309
Telephone: (404) 873-5911
Fax: (404) 872-1215

IMAGING TECHNOLOGIES
SERVICES DIVISIONS
AND SUBSIDIARIES:

A&E Reprographics &
Supply Co.
Jacksonville, FL
Telephone: (904) 399-8946
Fax: (904) 399-0184

Arco Blueprinter
Asheville, NC
Telephone: (704) 254-9536
Fax: (704) 253-8467

Atlanta Blue Print Company
Atlanta, GA
Telephone: (404) 873-5911
Fax: (404) 872-1215

Atlantic Reprographics
Myrtle Beach, SC
Telephone: (803) 626-3641
Fax: (803) 626-6580

Carolina Reprographics
Columbia, SC
Telephone: (803) 254-2561
Fax: (803) 254-2561

Cobb Reprographics &
Office Supply
Marietta, GA
Telephone: (770) 422-0333
Fax: (770) 422-3441

Imaging Technologies Services
Buckhead Branch
Atlanta, GA
Telephone: (404) 261-2523
Fax: (404) 261-6878

Imaging Technologies Services
Augusta, GA
Telephone: (706) 724-7924
Fax: (706) 724-7960

Imaging Technologies Services
Greenville, SC
Telephone: (864) 233-5371
Fax: (864) 233-7742

Imaging Technologies Services
Spartanburg, SC
Telephone: (864) 585-8388
Fax: (864) 582-7152

Macon Blueprint Company
Macon, GA
Telephone: (912) 742-7541
Fax: (912) 741-1469

Tower Legal Services
Atlanta, GA
Telephone: (404) 873-3445
Fax: (404) 872-1215

* Subsidiary of Imaging Technologies Services

                                                         SHAREHOLDER INFORMATION
                                                         -----------------------

DIVIDEND INFORMATION The Company has paid quarterly dividends on its common stock since the second quarter of fiscal 1988. The Company has paid quarterly dividends on its Class B common stock since the first quarter of fiscal 1995. The per common share dividend paid was $.07 in fiscal 1997 and in fiscal 1996. The per Class B common stock dividend paid was $.05 in fiscal 1997 and in fiscal 1996.

SHAREHOLDER INFORMATION To obtain a copy of the Company's Form 10(k) report for fiscal 1997 at no charge, write to: Corporate Secretary, Graphic Industries, Inc., 2155 Monroe Drive, NE, Atlanta, GA 30324. For other financial information, write to Investor Relations at the same address. Shareholders with shares in "street name" who desire to receive financial and other information directly from the Company should contact Investor Relations at the above address.

ANNUAL SHAREHOLDERS' MEETING
June 3, 1997, 10:00 AM
Ritz-Carlton Hotel - Buckhead
3434 Peachtree Road, NE
Atlanta, Georgia

TRANSFER AGENT & REGISTRAR
COMMON STOCK
SunTrust Bank of Georgia, N.A.
Atlanta, Georgia

TRUSTEE
The Bank of New York
New York, New York

MARKET FOR COMMON STOCK
Graphic Industries, Inc. common stock trades on the Nasdaq Stock Market under the symbol: GRPH

Newspaper Listing: "GRPHIN"
Wall Street Journal: "GRAPHIND"

MARKET MAKERS
First Albany Corporation
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane Cp.
Josephthal Lyon and Ross
Mayer & Schweitzer Inc.
Merrill Lynch, Pierce, Fenner
Robinson Humphrey Co. Inc.
Troster Singer Corp.

The high and low sales prices for the Company's common stock as reported by the Nasdaq National Market by quarter during the period from February 1, 1995 through January 31, 1997 are set forth below. Prices are rounded to the nearest eighth. As of April 17, 1997, there were 516 shareholders of record of the Company's common stock and the Company estimates that there were approximately 1500 "street name" shareholders. The closing price of the Company's common stock on that date was $9.88 per share.

-------------------------------------------------
Fiscal Year Ended January 31        High     Low
=================================================
1996
     1st Quarter                   10 1/2   8 5/8
     2nd Quarter                   11 1/2   9 1/2
     3rd Quarter                   10 5/8   9 1/4
     4th Quarter                   13 3/8   9 5/8
-------------------------------------------------
1997
     1st Quarter                   12      10
     2nd Quarter                   11 1/2   8 1/4
     3rd Quarter                    9 5/8   8 3/8
     4th Quarter                   10 1/8   6 1/4
-------------------------------------------------

There is not an established public trading market for the Company's Class B common stock, which, as of April 17, 1997, was held of record by 6 persons.

LEGAL COUNSEL
Powell, Goldstein, Frazer & Murphy

INDEPENDENT AUDITORS
Ernst & Young LLP

ACCOUNTING FIRM
Kanes Benator & Company L.L.C.

PRINCIPAL BANKING AFFILIATION
NationsBank, N.A.